Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2025 Earnings

Lima, Peru, May 8, 2025. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2025. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Strong start of the year

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Net profit of S/ 446 million (+3.2x YoY) and ROE of 16.3%
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Customer base growth continues across businesses
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Positive evolution of digital indicators

Banking: Continued growth in commercial banking loans

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Net profit of S/ 342.8 million and a ROE of 15.5%
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CoR at 2.8%, -190bps YoY and in line with guidance
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Improvement in cost of funds (-80bps YoY), in line with lower market rates and efficient funding strategy

Insurance: Net profit of S/ 92.4 million in 1Q25

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Market leader in annuities with a 27.7% share in 1Q25
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ROIP of 6.2% in 1Q25 compared to 6.1% in 4Q24 and 5.0% in 1Q24

Wealth Management: Continued growth in commissions

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Ongoing growth in AuM: 0.2% QoQ and 14.6% YoY
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Continued consecutive recovery in commission income

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 446.1 million in 1Q25, a decrease of S/ 44.0 million QoQ and an increase of S/ 305.0 million YoY. IFS’s annualized ROE was 16.3% in 1Q25, in line with expectations.

Intercorp Financial Services’ P&L statement)

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Interest and similar income	1,800.2	1,726.5	1,729.6	0.2%	(3.9)%
Interest and similar expenses	(667.0)	(575.4)	(570.7)	(0.8)%	(14.4)%
Net interest and similar income	1,133.2	1,151.1	1,158.9	0.7%	2.3%
Impairment loss on loans, net of recoveries	(548.9)	(319.7)	(343.0)	7.3%	(37.5)%
Recovery (loss) due to impairment of financial investments	(38.7)	(4.6)	(59.6)	n.m.	53.8%
Net interest and similar income after impairment loss	545.5	826.8	756.3	(8.5)%	38.6%
Fee income from financial services, net	268.3	299.9	296.0	(1.3)%	10.3%
Other income	147.7	283.3	260.9	(7.9)%	76.6%
Insurance results	(83.3)	(30.2)	(14.8)	(51.1)%	(82.3)%
Other expenses	(690.3)	(747.2)	(738.7)	(1.1)%	7.0%
Income before translation result and income tax	187.8	632.5	559.7	(11.5)%	n.m.
Translation result	(4.9)	(15.3)	12.4	n.m.	n.m.
Income tax	(41.7)	(127.1)	(126.1)	(0.8)%	n.m.
Profit for the period	141.1	490.1	446.1	(9.0)%	n.m.
Attributable to IFS' shareholders	140.2	487.5	443.6	(9.0)%	n.m.
EPS	1.22	4.28	3.94
ROE	5.6%	18.2%	16.3%
ROA	0.6%	2.1%	1.9%
Efficiency ratio	37.2%	35.8%	35.4%

Quarter-on-quarter performance

Profits decreased S/ 44.0 million QoQ, mainly due to an increase of S/ 55.0 million soles in a loss due to impairment of financial investments and of S/ 23.3 million in an impairment loss on loans, both cases related to Telefonica, which impacted our Insurance and Banking business. These effects where partially offset by an increase of S/ 15.4 million in insurance results, of S/ 7.8 million in net interest and similar income, a reduction of S/ 8.5 million in other expenses and a reversion in translation result, from S/-15.3 million to S/ 12.4 million.

The increase in loss due to impairment of financial investment is mostly related to the exposure to Telefonica bonds in our insurance business. Despite de negative impact, it was partially offset by results of the insurance core business which will be discussed in the insurance segment.

The increase in impairment on loss on loans was explained by higher provisions in our banking segment, mostly related to the exposure to Telefonica through letters of guarantee. Excluding this impact, cost of risk would have been 2.5%, and with the impact it is 2.8%; in both cases in line with our guidance of around 3.0%.

The decrease in other income was mainly explained by negative mark-to-market valuation in our Wealth Management business, which in turn is mostly related to the market trend during the first quarter. These effect was partially offset by positive results in our Banking and Insurance business.

The increase in translation result of S/27.8 million soles was mostly explained by a reversal in the result of our Insurance business, which in turn is due to a reduction in the exchange rate during the first quarter.

Interest and similar income showed an increase of S/7.5 million, explained by a reduction in interest expenses, which in turn is related to the efficient funding strategy in our Banking business. Interest Income showed an increase of S/ 3.1 million, due to increases from dividend income in our Insurance and Wealth Management business.

Year-on-year performance

Profits increased S/ 305.0 million YoY, mainly due to a decrease of S/ 205.9 million in provision on loans, as well as an increase of S/ 113.2 million in other income, of S/68.6 in insurance results, of S/ 27.7 million in fee income from financial services, net and of S/25.7 million in net interest and similar income. These effects were partially offset by a S/ 84.4 million increase in income taxand of S/48.4 million increase in other expense.

The decrease of S/ 205.9 million in provision on loans was mainly due to lower provision requirements in both commercial and retail portfolios of our banking business. This is explained by a better payment behavior of commercial and retail clients as well as a shift in the composition of the loan portfolio.

The increase of S/ 113.2 million in other income was mostly explained by a S/ 53.6 million increase in our Insurance business and a S/ 38.0 million increase in our banking business, and a S/ 14.2 million increase in our Wealth Management business. Most of the impact among the three businesses is due to a higher mark-to-market valuation an in the case of Insurance, there’s also an impact on gain from the appreciation of investment properties.

The increase in insurance results was mostly explained by an increase in insurance income of S/ 76.9 million soles, partially offset by a decrease of S/ 8.4 million in insurance expenses. The considerably as well as the lower increase is mostly related to annuitites.

The increase in fee income from financial services, net, was mostly explained by an important improvement in our banking segment of S/ 75.0 million, mostly explained by higher commissions from banking services and credit cards, and of 7.6 million in our Wealt Management business, in line with the 16% increase in AuM YoY.

The increase in net interest income, was explained by a reduction in interest expenses of S/96.3 million, partially offset by a decrease of S/ 70.6 million in interest income. The yearly reduction in interest expenses was explained by a downward trend in market rates, as well as a strategy of efficient funding in our banking business.

The increase in income tax was in turn related to an increase of S/ 372.0 million increase in income before translation result and income tax, which in turn is related to the effects mentioned above. As a result tax rate for the quarter is 22.5%.

Other expenses showed an increase of S/ 48.8 million which was mostly explained by higher salaries and administrative expenses, which in turn showed it most important increase in our Banking segment.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Banking	140.5	347.6	342.8	(1.4)%	n.m.
Insurance	(19.8)	75.8	92.4	22.0%	n.m.
Wealth Management	26.0	71.6	37.5	(47.6)%	44.1%
Corporate, eliminations and other subsidiaries	(5.5)	(4.8)	(26.6)	n.m.	n.m.
IFS profit for the period	141.1	490.1	446.1	(9.0)%	n.m.

Interbank

SUMMARY

Interbank's profit was S/ 342.8 million in 1Q25, a decrease of S/ 4.8 million, or 1.4% QoQ, and an increase of S/ 202.3 million YoY.

The quarterly performance was mainly attributed to a S/ 23.1 million increase in impairment loss on loans, net of recoveries, , mostly related to the exposure to Telefonica through letters of guarantee. This effect was partially offset mostlu by an increase of S/ 17.3 million in other income and a S/ 7.2 million decrease in other expenses.

The annual performance in net profit was explained by S/ 206.0 million lower impairment loss on loans, net of recoveries, as well as increases of S/ 37.9 million in other income, S/ 37.1 million in net fee income from financial services and S/ 30.1 million in net interest and similar income. These effects were partially compensated by S/ 34.0 million higher other expenses.

Consequently, Interbank's ROE was 15.5% in 1Q25.

Banking Segment’s P&L Statement

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Interest and similar income	1,510.4	1,469.0	1,442.2	(1.8)%	(4.5)%
Interest and similar expense	(596.2)	(511.9)	(497.9)	(2.7)%	(16.5)%
Net interest and similar income	914.2	957.1	944.3	(1.3)%	3.3%
Impairment loss on loans, net of recoveries	(548.8)	(319.7)	(342.8)	7.2%	(37.5)%
Recovery (loss) due to impairment of financial investments	(0.0)	0.0	(0.7)	n.m.	n.m.
Net interest and similar income after impairment loss	365.4	637.4	600.8	(5.7)%	64.4%
Fee income from financial services, net	175.8	210.6	212.9	1.1%	21.1%
Other income	118.6	139.2	156.5	12.4%	32.0%
Other expenses	(487.6)	(528.8)	(521.6)	(1.4)%	7.0%
Income before translation result and income tax	172.2	458.4	448.7	(2.1)%	n.m.
Translation result	(2.4)	1.2	(1.6)	n.m.	(35.8)%
Income tax	(29.3)	(112.0)	(104.3)	(6.8)%	n.m.
Profit for the period	140.5	347.6	342.8	(1.4)%	n.m.
ROE	7.1%	16.0%	15.5%
Efficiency ratio	38.7%	38.2%	38.8%
NIM	5.3%	5.3%	5.2%
NIM on loans	8.0%	7.9%	7.5%

INTEREST-EARNING ASSETS

The quarterly increase in interest-earning assets was mainly explained by increases of 2.4% in financial investments, 2.0% in cash and due from banks and inter-bank funds and 0.2% in loans.

The YoY growth in interest-earning assets was attributed to an increase of 7.3% in loans, partially offset by decreases of 3.7% in financial investments and 0.6% in cash and due from banks.

Interest-earning assets

S/ million	03.31.24	12.31.24	03.31.25	%chg 03.31.25/ 12.31.24	%chg 03.31.25/ 03.31.24
Cash and due from banks and inter-bank funds	12,200.0	11,886.6	12,121.0	2.0%	(0.6)%
Financial investments	11,892.0	11,187.5	11,456.8	2.4%	(3.7)%
Loans	44,480.4	47,607.9	47,712.0	0.2%	7.3%
Total interest-earning assets	68,572.5	70,682.0	71,289.8	0.9%	4.0%

Loan portfolio

S/ million	03.31.24	12.31.24	03.31.25	%chg 03.31.25/ 12.31.24	%chg 03.31.25/ 03.31.24
Performing loans
Retail	24,509.5	24,408.0	24,468.1	0.2%	(0.2)%
Commercial	19,416.4	22,654.3	22,618.2	(0.2)%	16.5%
Total performing loans	43,925.9	47,062.3	47,086.3	0.1%	7.2%
Restructured and refinanced loans	471.5	449.4	497.6	10.7%	5.5%
Past due loans	1,696.1	1,318.8	1,330.5	0.9%	(21.6)%
Total gross loans	46,093.5	48,830.5	48,914.4	0.2%	6.1%
Add (less)
Accrued and deferred interest	609.4	507.4	517.3	2.0%	(15.1)%
Impairment allowance for loans	(2,222.4)	(1,730.0)	(1,719.7)	(0.6)%	(22.6)%
Total direct loans, net	44,480.4	47,607.9	47,712.0	0.2%	7.3%

Performing loans increased 0.1% QoQ, as retail loans increased 0.2% and commercial loans decreased 0.2%.

Retail loans increased 0.2% due to increases of 1.2% in mortgages and a decrease of 0.4% in consumer loans. The decrease in consumer loans was due to a 1.1% in payroll deductible loans.

The 0.2% decrease in commercial loans was explained by an exchange rate impact on our dollar loans, which are mainly trade finance loans, leasing operations and working capital loans.

The annual increase in commercial loans was mainly explained by the Impulso MyPeru programme, which lead to growth in working capital loans, leasing operations and trade finance loans.

The 0.2% decrease in retail loans was due to a 4.8% reduction in consumer loans, partially offset by a 6.9% increase in mortgages. The 4.8% reduction in consumer loans was explained by a 9.0% decrease in credit cards and other loans, partially offset by a 2.5% increase in payroll deductible loans.

As of 1Q24, 4Q24 and 1Q25, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 596.7 million, S/ 193.5 million and S/ 11.6 million, respectively, representing 94.1% of total balances of Reactiva Peru loans in 1Q24, 85.4% in 4Q24 and 78.8% in 1Q25.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of March 31, 2025, Interbank activated the guaranteed coverage for an amount of S/ 843.2 million.

Breakdown of retail loans

S/ million	03.31.24	12.31.24	03.31.25	%chg 03.31.25/ 12.31.24	%chg 03.31.25/ 03.31.24
Consumer loans:
Credit cards & other loans	9,340.1	8,494.0	8,495.6	0.0%	(9.0)%
Payroll deduction loans(1)	5,496.7	5,693.5	5,632.8	(1.1)%	2.5%
Total consumer loans	14,836.8	14,187.5	14,128.4	(0.4)%	(4.8)%
Mortgages	9,672.7	10,220.4	10,339.7	1.2%	6.9%
Total retail loans	24,509.5	24,408.0	24,468.1	0.2%	(0.2)%

(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	03.31.24	12.31.24	03.31.25	%chg 03.31.25/ 12.31.24	%chg 03.31.25/ 03.31.24
Deposits and obligations	48,090.4	51,144.4	50,673.7	(0.9)%	5.4%
Due to banks and correspondents and inter-bank funds	9,120.8	6,963.7	6,606.9	(5.1)%	(27.6)%
Bonds, notes and other obligations	4,249.1	4,669.1	5,721.7	22.5%	34.7%
Total	61,460.3	62,777.2	63,002.3	0.4%	2.5%
% of funding
Deposits and obligations	78.2%	81.5%	80.4%
Due to banks and correspondents and inter-bank funds	14.8%	11.1%	10.5%
Bonds, notes and other obligations	7.0%	7.4%	9.1%

The bank’s total funding base increased 0.4% QoQ, in line with the 0.9% growth in interest-earning assets. This was explained by a 22.5%, growth in bonds, notes and other obligations, related to a subordinate emission in the international market. These effects were partially offset by decreases of 6.1% in due to banks and correspondents and inter-bank funds and 0.9% in deposits and obligations.

The quarterly reduction in due to banks and correspondents and inter-bank funds were related to lower funding provided by correspondent banks abroad, Central Bank and COFIDE.

The quarterly reduction in deposits was primarily explained by decreases of 3.0% in commercial deposits and 0.5% in retail deposits, partially offset by an increase of 1.6% in institutional deposits. Likewise, demand, savings and time accounts showed reductions of 2.1%, 0.8% and 0.3%, respectively.

The bank's total funding increased by 2.5% YoY, below the 4.0% growth in interest-earning assets. This was explained by increase of 34.7% in bonds, notes and other obligations, related to short term emissions in the local market and a $ 350 million emission in the international market, as well as a 11.0% growth in deposits, partially offset by a 20.8% reduction in amounts due to banks and interbank funds, related to lower funding provided by the Central Bank, inter-bank funds and COFIDE.

The annual increase in deposits was mainly due to increases of 11.5% in institutional deposits, 6.4% in retail deposits and 1.1% in commercial deposits.

As of March 31, 2025, the proportion of deposits and obligations to total funding was 80.4%, higher than the 78.3% reported as of March 31, 2024.

Breakdown of deposits

S/ million	03.31.24	12.31.24	03.31.25	%chg 03.31.25/ 12.31.24	%chg 03.31.25/ 03.31.24
By customer service:
Retail	24,474.8	26,154.2	26,029.9	(0.5)%	6.4%
Commercial	15,115.9	15,755.5	15,277.1	(3.0)%	1.1%
Institutional	7,961.4	8,738.1	8,878.3	1.6%	11.5%
Other	538.2	496.6	488.3	(1.7)%	(9.3)%
Total	48,090.4	51,144.4	50,673.7	(0.9)%	5.4%
By type:
Demand	12,424.2	13,177.0	12,896.6	(2.1)%	3.8%
Savings	17,883.5	19,412.1	19,262.7	(0.8)%	7.7%
Time	17,767.0	18,548.5	18,498.0	(0.3)%	4.1%
Other	15.6	6.7	16.5	n.m.	5.2%
Total	48,090.4	51,144.4	50,673.7	(0.9)%	5.4%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q24	4Q24	1Q25	%chg QoQ		%chg YoY
Interest and similar income	1,510.4	1,469.0	1,442.2	(1.8)%		(4.5)%
Interest and similar expense	(596.2)	(511.9)	(497.9)	(2.7)%		(16.5)%
Net interest and similar income	914.2	957.1	944.3	(1.3)%		3.3%
NIM	5.3%	5.3%	5.2%	-10	bps	-10	bps

Interest and similar income

S/ million	1Q24	4Q24	1Q25	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	88.1	78.6	80.2	1.9%		(9.0)%
Financial investments	147.3	132.0	140.2	6.2%		(4.8)%
Loans	1,275.0	1,258.4	1,221.8	(2.9)%		(4.2)%
Total Interest and similar income	1,510.4	1,469.0	1,442.2	(1.8)%		(4.5)%
Average interest-earning assets	69,618.3	72,685.4	72,710.7	0.0%		4.4%
Average yield on assets (annualized)	8.7%	8.1%	7.9%	-20	bps	-80	bps

Interest and similar expense

S/ million	1Q24	4Q24	1Q25	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(402.9)	(334.9)	(320.9)	(4.2)%		(20.4)%
Due to banks and correspondents and inter-bank funds	(124.8)	(110.9)	(96.4)	(13.0)%		(22.8)%
Bonds, notes and other obligations	(68.4)	(66.1)	(80.6)	21.9%		17.8%
Total Interest and similar expense	(596.2)	(511.9)	(497.9)	(2.7)%		(16.5)%
Average interest-bearing liabilities	60,278.0	63,261.7	62,889.7	(0.6)%		4.3%
Average cost of funding (annualized)	4.0%	3.2%	3.2%	0	bps	-80	bps

QoQ Performance

Net interest and similar income decreased 1.3% QoQ due to a 1.8% reduction in interest and similar income, partially offset by a 2.7% decrease in interest and similar expenses.

Net interest and similar income reduction was mainly explained by a 2.9% decrease in interest on loans, as well as a 6.2% increase in interest on financial investments and 1.9% higher interest on due from banks and inter-bank funds.

Interest on loans decreased S/ 36.6 million QoQ, or 2.9%, explained by a 40 basis point decrease in the average yield, from 11.3% to 10.9%, partially offset by a 0.9% increase in the average volume.

The higher average volume of loans was attributed to a 1.9% increase in commercial loans, while retail loans remained stable. In the commercial portfolio, average loans increased mainly in trade finance loans and in leasing operations, partially offset by a slight decrease in working capital loans. In the retail portfolio, the average consumer loans showed a decrease of 1.1% and mortgages an increase of 1.9%.

Interest on financial investments increased S/ 8.2 million QoQ, or 6.2%, explained by an increase in the average volume.

Interest on due from banks and inter-bank funds increased S/ 1.6 million QoQ, or 1.9%, explained by an increase in the average yield, partially offset by a 4.9% decrease in the average volume.

The nominal average yield on interest-earning assets lowered 20 basis points QoQ, at 7.9% in 1Q25, from 8.1% in 4Q24, in line with lower yields.

The lower interest and similar expense was due to decreases of 13.0% in interest on due to banks and correspondents and 4.2% in interest on deposits and obligations, partially offset by a 21.9% increase in bonds, notes and other obligation.

Interest on due to banks and correspondents decreased S/ 14.5 million QoQ, or 1.7%, explained by a 8.7% reduction in the average volume, mostly related to lower inter-bank funds, as well a reduction in the average cost.

Interest on deposits and obligations decreased S/ 14.0 million QoQ, or 4.2% explained by a 10 basis point reduction in the average cost, from 2.6% in 4Q24 to 2.5% in 1Q25, as well as a 0.7% decrease in the average volume. By currency, the average balance of soles-denominated deposits remained stable while average dollar-denominated deposits decreased 1.9%.

Bonds, notes, and other obligations showed an increase of 21.9%, or 14.5 million, which was mostly explained by an increase of 13.4% in the average volume. The effect is related to the issuance of a subordinated bond in international markets for US$350 million.

As a result, the average cost of funding remained stable at 3.2% in 1Q25 compared to 4Q24, and net interest margin was 5.2% in 1Q25, 10 basis point lower than the 5.3% of the 4Q24.

YoY Performance

Net interest and similar income reduction was mainly explained by decreases of 9.0% in interest on due from banks and inter-bank funds, 4.8% interest on financial investments and 4.2% interest on loans.

Interest on due from banks and inter-bank funds decreased S/ 7.9 million, or 9.0%, mostly due to a reduction in the average yield, partially offset by an increase of 12.6% in the average volume.

Interest on financial investments decreased S/ 7.1 million YoY, explained by a 5.1% decrease in the average volume.

Interest on loans decreased S/ 53.2 million YoY, explained by 90 basis point reduction in the average yield, associated with a loan mix shift towards lower risk products. This was partially offset by a 5.0% increase in the average volume.

The higher average volume of loans was attributed to growth of 13.7% in commercial loans, partially offset by decrease of 1.8% in retail loans. In the commercial portfolio, average volumes grew due to increases of 10.1% in working capital loans, as well as 5.7% in leasing operations, and 6.5% in trade finance loans. In the retail portfolio, average volumes lowered due to an 7.2% decrease in total consumer loans, partially compensated by a 7.2% increase in mortgages.

The nominal average yield on interest-earning assets lowered 80 basis points to 7.9% in 1Q25, from 8.7% in 1Q24.

The lower interest and similar expense was due to decreases of 22.8% in interest on due to banks and correspondents and inter-bank funds, 20.4% in interest on deposits and obligations,, partially offset by a 17.8% increase in interest on bonds, notes and other obligations.

Interest on due to banks and correspondents decreased S/ 28.4 million YoY, or 22.8%, mainly as a result of 24.2% reduction in the average volume.

Interest on deposits and obligations decreased S/ 82.0 million YoY, or 20.4%, explained by a 90 basispoint decrease in the average cost, from 3.4% in 4Q23 to 2.5% in 1Q25. These effects were partially compensated by a 8.2% increase in the average volume. By currency, average balances of soles-denominated deposits grew 8.8% while dollar-denominated deposits grew 7.0%.

Interest on bonds, notes and other obligations increased S/ 12.2 million YoY, or 17.8%, mainly explained by a 22.2% increase in the average volume, as well as an increase in the average cost. This impact was associated to the issuance of $ 350 million subordinated bond in January 2024.

As a result, the average cost of funding remained decreased at 80 basis points, from 4.0% in 1Q24 to 3.2% in 1Q25 and net interest margin was 5.2% in 1Q25, 10 basis point lower than the 5.3% of the 1Q24.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, increased 7.2% QoQ.

The quarterly performance was explained by higher provision requirements in the commercial loan book, mostly due to letters of guarantee held with Telefonica. This effect was partially offset by lower provision requirements in the retail loan book, which showed decreases in provision expenses in consumer loans and payroll deductible loans.

The S3 NPL ratio remained stable at the level of 2.5%. The annualized ratio of impairment loss on loans to average loans was 2.8% in 1Q25, higher than the 2.6% of 4Q24, however, when excluding the effect of Telefonica it would have been 2.5% for 1Q25, 10 basis points lower than 4Q24. The S3 NPL coverage ratio was 142.4% as of March 31, 2025, higher than the 140.2% registered as of December 31, 2024.

Impairment loss on loans, net of recoveries decreased 37.5% YoY.

The yearly performance was explained by lower provision requirements in the retail loan book, in turn related to a better payment behavior in consumer loans and mortgages, as well as a shift in the composition of the loan book towards lower risk segments. In the commercial portfolio, the provisions growth was led by higher requirements in the corporate and mid sized companies.

The S3 NPL ratio decreased YoY, from 3.4% in 4Q24 to 2.5% in 1Q25. The annualized ratio of impairment loss on loans to average loans was 2.8% in 1Q25, 190 basis points lower than in 1Q24. Furthermore, the S3 NPL coverage ratio was 142.4% as of March 31, 2025, higher than the 141.0% and as of March 31, 2024.

Impairment loss on loans, net of recoveries

S/ million	1Q24	4Q24	1Q25	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(548.8)	(319.7)	(342.8)	7.2%		(37.5)%
Impairment loss on loans/average gross loans	4.7%	2.6%	2.8%	20	bps	-190	bps
S3 NPL ratio (at end of period)	3.4%	2.5%	2.5%	0	bps	-90	bps
S3 NPL coverage ratio (at end of period)	141.0%	140.2%	142.4%	220	bps	n.m.
Impairment allowance for loans	2,222.4	1,730.0	1,719.7	(0.6)%		(22.6)%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services showed S/ 2.3 million increase QoQ, mainly explained by higher commissions from banking services, partially offset by lower commissions from credit card services and maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially compensated by a S/ 7.6 million growth in total expenses QoQ.

Net fee income from financial services increased S/ 37.1 million YoY, or 21.1%, mainly due to higher commissions from banking services, commissions from credit card services and fees from maintenance and mailing of accounts. These effects were partially offset by an increase of S/ 1.9 million in total expenses YoY.

Fee income from financial services, net

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Income
Commissions from credit card services	102.5	115.1	109.5	(4.9)%	6.8%
Commissions from banking services	75.5	84.2	97.6	16.0%	29.3%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	75.2	83.0	81.8	(1.5)%	8.8%
Fees from indirect loans	17.4	16.5	16.3	(1.5)%	(6.6)%
Collection services	13.4	13.5	13.3	(1.7)%	(0.8)%
Other	10.0	6.9	10.7	54.5%	7.0%
Total income	294.0	319.2	329.1	3.1%	11.9%
Expenses
Insurance	(18.7)	(18.9)	(16.4)	(13.3)%	(12.3)%
Fees paid to foreign banks	(5.7)	(6.2)	(6.7)	7.4%	18.0%
Other	(93.8)	(83.5)	(93.1)	11.5%	(0.7)%
Total expenses	(118.1)	(108.6)	(116.2)	6.9%	(1.7)%
Fee income from financial services, net	175.8	210.6	212.9	1.1%	21.1%

OTHER INCOME

Other income increased S/ 17.3 million QoQ, mainly explained by a higher net gain on sale of financial investments, and net gain on foreign exchange transactions an on financial assets at fair value through profit or loss.

Other income increased S/ 37.9 million YoY, mainly explained by a higher contribution in extraordinary concepts due to the sale of property, higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss and a higher net gain on sale of financial investments.

Other income

S/ million	1Q24	4Q24	1Q25		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	97.6	106.2	115.7	(1)	9.0%	18.6%
Net gain on sale of financial investments	5.8	1.0	11.4		n.m.	96.7%
Other	15.2	32.1	29.4		(8.4)%	93.7%
Total other income	118.6	139.2	156.5		12.4%	32.0%

OTHER EXPENSES

Other expenses decreased S/ 7.2 million QoQ, or 1.4%, due to lower extraordinary concepts, partially offset by lower salaries and employee benefits and administrative expenses.

Other expenses increased S/ 34.0 million YoY, or 7.0%, due to higher salaries and employee benefits and administrative expenses.

Other expenses

S/ million	1Q24	4Q24	1Q25	%chg QoQ		%chg YoY
Salaries and employee benefits	(146.7)	(174.7)	(181.9)	4.1%		24.0%
Administrative expenses	(245.2)	(253.1)	(255.7)	1.0%		4.3%
Depreciation and amortization	(75.4)	(70.9)	(72.6)	2.3%		(3.8)%
Other	(20.3)	(30.1)	(11.4)	(62.1)%		(43.8)%
Total other expenses	(487.6)	(528.8)	(521.6)	(1.4)%		7.0%
Efficiency ratio	38.7%	38.2%	38.8%	60	bps	10	bps

REGULATORY CAPITAL

The bank's global capital ratio was 17.2% in 1Q25, higher than the 15.9% reported in 4Q24 and the 15.1% recorded in 1Q24.

The Core Equity Tier 1 (CET1) ratio was 11.6%, lower than the 12.3% recorded in 4Q24 due to the application of 2024 profits, but higher than the 11.3% reported in 1Q24.

Both ratio are significantly exceeding their limits plus additional buffers and capital allocated to cover additional risks, as required by the SBS.

This solid capital position was maintained despite the increase in risk-weighted assets (RWAs) due to higher capital requirements for credit risk.

In December 2022, the Superintendencia de Banca, Seguros y AFP (SBS) issued Resolution No. 03952-2022, establishing that starting March 1, 2023, the global limit would remain at 8.5%, following a progressive adjustment schedule until March 2024, when the limit would increase to 10.0%. This deadline was later modified by subsequent resolutions, with Resolution No. 274-2024, published in January 2024, being the latest valid modification. This resolution set the final implementation deadline for the global limit to March 2025.

By 1Q25, the minimum regulatory requirement for total capital was 10.0%.

As of 1Q25, risk-weighted assets (RWA) increased 1.1% QoQ, due to higher capital requirements for credit risk. The rise in credit risk RWAs was driven by higher RWAs from loan placements.

Meanwhile, regulatory capital increased 9.2% QoQ, mainly due to the issuance of US$ 350 million in subordinated bonds, and to a lesser extent, higher profitability and an improvement in unrealized results.

The YoY movement in regulatory capital was mainly driven by the application of profits from the 2024 fiscal year, the 2025 earnings, the issuance of subordinated bonds, as well as the improvement in unrealized results in the available-for-sale investment portfolio.

The annual increase in the total capital ratio was due to 19.0% growth in regulatory capital, which offset the 4.6% increase in RWAs.

Regulatory capital

S/ million	03.31.24	12.31.24	03.31.25	%chg 03.31.25/ 12.31.24		%chg 03.31.25/ 03.31.24
Tier I capital	7,050.3	7,892.4	7,567.2	(4.1)%		7.3%
Tier II capital	2,346.0	2,346.9	3,617.6	54.1%		54.2%
Total regulatory capital	9,396.3	10,239.3	11,184.8	9.2%		19.0%
Risk-weighted assets (RWA)	62,168.4	64,308.3	65,005.8	1.1%		4.6%
Total capital ratio	15.1%	15.9%	17.2%	130	bps	210	bps
Tier I capital / RWA	11.3%	12.3%	11.6%	-70	bps	30	bps
CET1	11.3%	12.3%	11.6%	-70	bps	30	bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

Interseguro’sprofits reached S/ 92.4 million in 1Q25, a positive performance compared to 4Q24.

The quarterly increase was mainly explained by increases of S/ 45.6 and S/ 24.0 million in interest and similar income and translation result, a S/ 15.4 million increase in insurance results. These effects were partially offset by a S/ 55.0 million loss due to impairment of financial investments and a decrease of S/ 13.0 million in interest and similar expenses.

The annual performance in net profit was mainly explained by increases of S/ 68.5 and S/ 53.6 million in insurance results and other income, a S/ 19.4 million increase in interest and similar income. However, these factors were partially offset by an S/ 20.1 million loss due to impairment of financial investments and S/ 16.8 in other expenses.

Interseguro’sROE registered 58.3% for 1Q25 compared to the 66.5% and -15.4% registered in 4Q24 and 1Q24respectively.

Insurance Segment’s P&L Statement

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Interest and similar income	238.8	871.0	258.2	(70.4)%	8.2%
Interest and similar expenses	(42.3)	(153.5)	(49.5)	(67.7)%	17.0%
Net interest and similar income	196.4	717.5	208.7	(70.9)%	6.3%
Recovery (loss) due to impairment of financial investments	(38.9)	(45.9)	(59.0)	28.5%	51.5%
Net interest and similar income after impairment loss	157.5	671.6	149.8	(77.7)%	(4.9)%
Fee income from financial services, net	(2.5)	(10.6)	(3.2)	(70.1)%	25.1%
Insurance results	(83.3)	(169.8)	(14.8)	(91.3)%	(82.3)%
Other income	7.0	121.2	60.6	(50.0)%	n.m.
Other expenses	(97.2)	(401.2)	(114.0)	(71.6)%	17.3%
Income before translation result and income tax	(18.6)	211.3	78.3	(62.9)%	n.m.
Translation result	(1.2)	(9.4)	14.1	n.m.	n.m.
Profit for the period	(19.8)	201.9	92.4	(54.2)%	n.m.
ROE	(15.4)%	66.5%	58.3%
Efficiency ratio	14.4%	12.7%	11.2%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Interest and similar income	239.1	212.6	258.2	22.0%	n.m.
Interest and similar expenses	(28.6)	(20.7)	(20.0)	(3.2)%	(30.1)%
Net interest and similar income	210.5	191.9	238.2	24.1%	13.2%
Recovery (loss) due to impairment of financial investments	(38.9)	(4.0)	(59.0)	n.m.	51.5%
Net Interest and similar income after impairment loss	171.6	187.9	179.3	(4.6)%	4.5%
Net gain (loss) on sale of financial investments	(12.4)	8.3	4.9	(40.5)%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	(18.8)	(12.7)	1.4	n.m.	n.m.
Rental income	17.1	17.8	18.4	3.4%	7.6%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	18.3	30.8	33.7	9.2%	84.2%
Other(1)	(2.8)	(5.1)	(5.1)	0.2%	83.4%
Other income	1.4	39.2	53.3	36.1%	n.m.
Results from investments	173.1	227.1	232.6	2.4%	34.4%

(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 238.2 million in 1Q25, an increase of S/ 46.3 million QoQ, or 24.1%, and S/ 27.7 million YoY, or 13.2%.

The quarterly performance was mainly explained by an increase of S/ 45.6 million in interest and similar income due to higher dividends received and inflation rates.

The improvement in the yearly performance was caused by an increase of S/ 19.1 million in interest and similar income due to higher dividends received and S/ 8.6 million in interest and similar expenses.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 59.0 million in 1Q25 compared to a loss of S/ 4.0 million and S/ 38.9 million in 4Q24 and 1Q24 respectively. This was mainly explained by the rating downgrade of a fixed income investment in 1Q25.

OTHER INCOME

Other income related to investment was S/ 53.3 million in 1Q25, an increase of S/ 14.1 million QoQ and S/ 51.9 million YoY.

The quarterly increase was explained by a higher net gain on financial assets at fair value of S/ 14.1 million.

The annual performance in other income was mainly explained by an increase of S/ 20.2 in net gain on financial assets at fair value, S/ 17.3 million in net gain on sale of financial investments and S/ 15.4 million in valuation gain from investment property due to the reduction in discount rates.

INSURANCE RESULTS

Insurance Results

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Insurance Income	183.4	192.1	260.3	35.5%	42.0%
Insurance Expenses	(266.7)	(222.4)	(275.1)	23.7%	3.1%
Insurance Results	(83.3)	(30.2)	(14.8)	n.m.	-82.3%

INSURANCE INCOME

Insurance Income

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Annuities	70.8	76.5	136.5	78.3%	92.8%
Individual Life	24.5	29.2	33.1	13.3%	35.2%
Retail Insurance	88.1	86.3	90.7	5.0%	3.0%
Total Insurance Income	183.4	192.1	260.3	35.5%	42.0%

Insurance income was S/ 260.3 million in 1Q25, an increase of S/ 68.2 million QoQ, or 35.5%, and S/ 76.9 million YoY, or 42.0%..

The quarterly performance was mainly explained by a increase of S/ 60.0 million in annuities due to the acquisition of a D&S portfolio, S/ 4.4 and S/ 3.9 in retail insurance and individual life.

The yearly increase was mainly explained by increases of S/65.7 million in annuities due to the acquisition of a D&S portfolio, S/ 8.6 million in individual life due to adjustments of technical reserves of VFA insurance contracts and S/ 2.6 million in retail insurance.

INSURANCE EXPENSES

Insurance Expenses

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Annuities	(245.6)	(200.4)	(259.5)	29.5%	5.6%
Individual Life	9.4	7.3	10.2	40.9%	8.4%
Retail Insurance	(30.5)	(29.2)	(25.8)	(11.7)%	(15.4)%
Total Insurance Expenses	(266.7)	(222.4)	(275.1)	23.7%	3.1%

Insurance expenses were S/ 275.1 million in 1Q25, increases of S/ 52.7 million QoQ, or 23.7% and S/ 8.4 million YoY, or 3.1%.

The quarterly performance was mainly explained by higher expenses of S/ 59.1 million in annuities, explained by a decrease in loss component results due to higher inflation rates and due to higher claims paid related to D&S portfolio. This factor was partially offset by an increase of S/10.3 million in individual life and lower expenses of S/ 3.4 million in retail insurance.

The yearly increase was mainly explained by higher expenses by S/ 13.9 million in annuities, explained by a decrease in loss component results due to higher inflation rates and due to higher claims paid related to D&S portfolio. This result was partially offset by lower expenses of S/ 4.7 million in retail insurance and S/ 0.8 million in individual life.

OTHER EXPENSES

Other Expenses

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(29.9)	(29.4)	(33.9)	15.3%	13.2%
Administrative expenses	(20.0)	(16.9)	(19.8)	17.2%	(0.9)%
Depreciation and amortization	(5.5)	(5.8)	(5.4)	(5.9)%	(1.0)%
Expenses related to rental income	(1.6)	(3.9)	(4.7)	20.1%	n.m.
Other	(40.3)	(42.9)	(50.2)	17.1%	24.8%
Other expenses	(97.2)	(98.9)	(114.0)	15.4%	17.3%

Other expenses decreased by S/ 15.1 million QoQ, or 15.4%, and S/ 16.8 million YoY, or 17.3%.

Inteligo

SUMMARY

Inteligo’s net profit was S/ 37.5 million in 1Q25, a S/ 34.1 million decrease QoQ and S/ 11.5 million YoY.

The quarterly performance was mainly attributable to mark-to-market profits on proprietary portfolio investments, which decreased by S/ 44.1 million QoQ. This effect was partially offset by a decrease of S/ 12.9 million in other expenses.

The annual performance was mainly attributable to mark-to-market profits on proprietary portfolio investments, which increased by S/ 14.2 million YoY, as well as fee income from financial services, which increased by S/ 7.7 million. Some effects that mitigated the YoY results were a decrease of S/ 3.8 million in net interest and similar income and an increase of S/ 1.4 million in other expenses.

From a business development perspective, Inteligo’sprospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM increased by 0.2% QoQ and 14.6% YoY as of March 31, 2025.

Inteligo’s ROE was 14.2% in 1Q25, lower than the 28.3% reported in 4Q24.

Wealth Management Segment’s P&L Statement

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Interest and similar income	48.0	178.2	40.6	(77.2)%	(15.5)%
Interest and similar expenses	(27.6)	(108.5)	(23.8)	(78.0)%	(13.5)%
Net interest and similar income	20.5	69.7	16.7	(76.0)%	(18.2)%
Impairment loss of loans, net of recoveries	(0.2)	(0.3)	(0.2)	(15.2)%	45.0%
Recovery (loss) due to impairment of financial investments	0.2	(0.6)	0.1	n.m.	(79.0)%
Net interest and similar income after impairment loss	20.6	68.8	16.6	(75.9)%	(19.4)%
Fee income from financial services, net	38.3	171.0	46.0	(73.1)%	19.9%
Other income	8.1	66.4	66.4	(66.4)%	n.m.
Other expenses	(37.8)	(175.5)	(39.2)	(77.7)%	3.5%
Income before translation result and income tax	29.2	149.5	45.7	(69.4)%	56.5%
Translation result	(0.8)	(2.1)	0.4	n.m.	n.m.
Income tax	(2.4)	(10.1)	(8.6)	(14.9)%	n.m.
Profit for the period	26.0	137.3	37.5	(72.7)%	44.1%
ROE	11.2%	28.3%	14.2%
Efficiency ratio	53.6%	33.6%	45.3%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 27,525 million in 1Q25, a S/ 64 million or 0.2% increase QoQ and a S/ 3,500 million or 14.6% increase YoY, mostly explained by inflows in mutual funds and private wealth management but impacted negatively by a lower exchange rate.

Client deposits were S/ 3,198 million in 1Q25, a S/ 269 million or 9.2% increase QoQ and a S/ 9 million or 0.3% increase YoY, mostly affected by a lower exchange rate.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	8.3	4.3	3.3	(22.9)%	(59.9)%
Financial Investments	16.5	13.8	14.5	5.0%	(12.1)%
Loans	23.2	24.1	22.7	(5.7)%	(2.0)%
Total interest and similar income	48.0	42.3	40.6	(4.0)%	(15.5)%
Interest and similar expenses
Deposits and obligations	(25.9)	(24.2)	(21.7)	(10.3)%	(16.2)%
Due to banks and correspondents	(1.7)	(2.4)	(2.1)	(11.9)%	27.0%
Total interest and similar expenses	(27.6)	(26.6)	(23.8)	(10.4)%	(13.5)%
Net interest and similar income	20.5	15.7	16.7	7.0%	(18.2)%

Inteligo’s net interest and similar income was S/ 16.7 million in 1Q25, a S/ 1.0 million, or 7.0% increase when compared with 4Q24, mainly explained by lower interests in due from banks and inter-bank funds.

Net interest and similar income decreased S/ -3.8 million YoY, or 18.2%, also because of a lower interest income on due from banks and inter-bank funds.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.8	3.6	4.7	27.8%	65.0%
Funds management	35.9	43.7	41.8	(4.4)%	16.4%
Total income	38.7	47.4	46.5	(1.9)%	20.0%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	(3.2)%	24.3%
Others	(0.2)	(0.2)	(0.3)	64.5%	26.1%
Total expenses	(0.4)	(0.4)	(0.5)	25.6%	25.3%
Fee income from financial services, net	38.3	47.0	46.0	(2.2)%	19.9%

Net fee income from financial services was S/ 46.0 million in 1Q25, a decrease of S/ 1.0 million or -2.2% when compared to the previous quarter, mainly explained by higher fees from the wealth management segment.

On a YoY basis, net fee income from financial services increased S/ 7.7 million, or 19.9%, mainly due to higher fees from funds management. This was explained by assets under management growth in private wealth management and mutual funds.

OTHER INCOME

Other income

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(0.5)	(0.8)	(2.3)	n.m.	n.m.
Net trading gain (loss)	7.3	68.3	29.3	(57.2)%	n.m.
Other	1.4	(1.2)	(4.6)	n.m.	n.m.
Total other income	8.1	66.4	22.3	(66.4)%	n.m.

Inteligo’s other income reached S/ 22.3 million in 1Q25, which means a decrease of S/ 44.1 million QoQ, due to negative mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	1Q24	4Q24	1Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(23.8)	(27.5)	(24.5)	(10.8)%	2.9%
Administrative expenses	(11.2)	(13.7)	(12.0)	(12.5)%	6.7%
Depreciation and amortization	(2.2)	(2.2)	(2.1)	(5.4)%	(5.8)%
Other	(0.6)	(8.8)	(0.7)	(92.5)%	1.6%
Total other expenses	(37.8)	(52.1)	(39.2)	(24.8)%	3.5%
Efficiency ratio	53.6%	33.6%	45.3%

Other expenses reached S/ 39.2 million in 1Q25, a decrease of S/ 12.9 million or 24.8% QoQ and on the other hand an increase of S/ 1.4 million or 3.5% YoY, mainly due to salaries and employee benefits.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of March 31, 2025, December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

Interim consolidated financial statements as of March 31, 2025, December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of March 31, 2025 and December 31, 2024

	Note	31.03.2025	31.12.2024
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		2,942,893	4,021,880
Interest bearing		9,778,114	7,973,580
Restricted funds		313,847	619,766
		13,034,854	12,615,226
Inter-bank funds	4(e)	215,028	220,060
Financial investments	5	26,810,680	26,857,925
Loans, net:	6
Loans, net of unearned interest		51,039,846	50,959,615
Impairment allowance for loans		(1,720,067)	(1,730,167)
		49,319,779	49,229,448
Investment property	7	1,435,595	1,381,788
Property, furniture and equipment, net		846,835	814,432
Due from customers on acceptances		4,822	9,163
Intangibles and goodwill, net		1,629,062	1,667,753
Other accounts receivable and other assets, net	8	2,172,450	2,670,178
Reinsurance contract assets	12	57,223	18,602
Deferred Income Tax asset, net		18,336	19,206
Total assets		95,544,664	95,503,781
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,284,054	7,614,593
Interest bearing		46,057,119	46,153,435
		53,341,173	53,768,028
Inter-bank funds	4(e)	151,119	—
Due to banks and correspondents	10	6,903,414	7,562,057
Bonds, notes and other obligations	11	7,173,534	6,075,433
Due from customers on acceptances		4,822	9,163
Insurance and reinsurance contract liabilities	12	12,432,892	12,524,320
Other accounts payable, provisions and other liabilities	8	4,436,851	4,445,532
Deferred Income Tax liability, net		146,125	140,653
Total liabilities		84,589,930	84,525,186
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(348,863)	(206,997)
Capital surplus		532,771	532,771
Reserves		9,100,000	8,300,000
Unrealized results, net		(120,390)	(187,830)
Retained earnings		689,633	1,439,274
		10,891,168	10,915,235
Non-controlling interest		63,566	63,360
Total equity, net		10,954,734	10,978,595
Total liabilities and equity, net		95,544,664	95,503,781

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of income

For the three-month periods ended March 30, 2025 and 2024

	Note	31.03.2025	31.03.2024
		S/(000)	S/(000)
Interest and similar income	15	1,729,566	1,800,183
Interest and similar expenses	15	(570,693)	(667,031)
Net interest and similar income		1,158,873	1,133,152
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(343,012)	(548,941)
Loss due to impairment of financial investments	5(c) and 5(d)	(59,581)	(38,748)
Net interest and similar income after impairment loss		756,280	545,463
Fee income from financial services, net	16	295,996	268,257
Net gain on foreign exchange transactions		92,418	109,577
Net gain (loss) on sale of financial investments		14,033	(7,101)
Net gain (loss) on financial assets at fair value through profit or loss	5(e) and 10(b)	64,811	(14,433)
Net gain on investment property	7(b)	52,224	35,661
Other income	17	37,453	24,026
		556,935	415,987
Result from insurance activities	18	(14,778)	(83,330)
		(14,778)	(83,330)
Other expenses
Salaries and employee benefits		(263,282)	(218,989)
Administrative expenses		(333,306)	(321,870)
Depreciation and amortization		(103,875)	(103,853)
Other expenses	17	(38,233)	(45,628)
		(738,696)	(690,340)
Income before translation result and Income Tax		559,741	187,780
Exchange difference		12,450	(4,928)
Income Tax	14(e)	(126,092)	(41,718)
Net profit for the period		446,099	141,134
Attributable to:
IFS’s shareholders		443,563	140,159
Non-controlling interest		2,536	975
		446,099	141,134
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	3.922	1.224
Outstanding shares (weighted average in thousands)	19	113,084	114,480

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the three-month periods ended March 31, 2025 and 2024

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Net profit for the period	446,099	141,134
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	13,729	20,795
Income Tax	9,287	(1,591)
Total unrealized gain that will not be reclassified to the consolidated statement of income in subsequent periods	23,016	19,204
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	11,369	(299,390)
Income Tax	(1,924)	(953)
	9,445	(300,343)
Insurance reserves at fair value	56,215	451,405
Net movement of cash flow hedges	19,731	(14,043)
Income Tax	(2,619)	2,179
	17,112	(11,864)
Translation of foreign operations	(23,297)	1,695
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	59,475	140,893
Other comprehensive income for the period	82,491	160,097
Total comprehensive income for the period, net of Income Tax	528,590	301,231
Attributable to:
IFS’s shareholders	525,470	299,950
Non-controlling interest	3,120	1,281
	528,590	301,231

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of changes in equity

For the three-month periods ended March 31, 2025 and 2024

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	140,159	140,159	975	141,134
Other comprehensive income	—	—	—	—	—	—	19,123	(299,863)	450,664	(11,828)	1,695	—	159,791	306	160,097
Total comprehensive income	—	—	—	—	—	—	19,123	(299,863)	450,664	(11,828)	1,695	140,159	299,950	1,281	301,231
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,820)	(2,820)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(17,721)	—	—	—	—	17,721	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(933)	(933)	(3)	(936)
Balance as of March 31, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(62,739)	(1,593,426)	1,193,558	(43,761)	190,645	3,078,478	10,249,234	56,342	10,305,576

Balance as of January 1, 2025	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	443,563	443,563	2,536	446,099
Other comprehensive income	—	—	—	—	—	—	22,813	9,190	56,132	17,069	(23,297)	—	81,907	584	82,491
Total comprehensive income	—	—	—	—	—	—	22,813	9,190	56,132	17,069	(23,297)	443,563	525,470	3,120	528,590
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of shares, Note 13(b)	—	(1,257)	—	(141,866)	—	—	—	—	—	—	—	—	(141,866)	—	(141,866)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,913)	(2,913)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(14,467)	—	—	—	—	14,467	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	12,425	12,425	(1)	12,424
Balance as of March 31, 2025	115,447	(3,416)	1,038,017	(348,863)	532,771	9,100,000	(795)	(1,002,678)	737,727	(32,044)	177,400	689,633	10,891,168	63,566	10,954,734

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of cash flows

For the three-month periods ended March 31, 2025 and 2024

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	446,099	141,134
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	343,012	548,941
Loss due to impairment of financial investments	59,581	38,748
Depreciation and amortization	103,875	103,853
Provision for sundry risks	3,430	6,933
Deffered Income Tax	337	64,958
Net (gain) loss on sale of financial investments	(14,033)	7,101
Net (gain) loss on financial assets at fair value through profit or loss	(64,811)	14,433
Net gain on valuation of investment property	(33,683)	(18,286)
Exchange difference	(12,450)	4,928
Decrease (increase) in accrued interest receivable	204,601	149,668
(Decrease) increase in accrued interest payable	(124,255)	147,155
Net changes in assets and liabilities
Net increase in loan portfolio	(424,413)	(3,796)
Net decrease (increase) in other accounts receivable and other assets	340,302	(505,837)
Net decrease (increase) in restricted funds	305,919	(190,560)
(Decrease) increase in deposits and obligations	(330,631)	1,752,477
Decrease in due to banks and correspondents	(583,456)	(196,588)
(Decrease) increase in other accounts payable, provisions and other liabilities	(603,283)	548,918
Increase of investments at fair value through profit or loss	(1,503)	(61,122)
Net cash (used in) provided by operating activities	(385,362)	2,553,058

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(91,943)	(218,854)
Purchase of property, furniture and equipment	(60,925)	(32,516)
Purchase of intangible assets	(26,140)	(40,458)
Purchase of investment property	(20,124)	(36,406)
Net cash used in investing activities	(199,132)	(328,234)
Cash flows from financing activities
Issuance of securities, bonds and obligations in circulation	1,350,037	1,114,800
Payments of bonds, notes and other obligations	—	(1,115,140)
Decrease in receivable inter-bank funds	5,032	128,700
Increase in payable inter-bank funds	151,119	634,966
Purchase of treasury stock, net	(141,866)	—
Dividend payments to non-controlling interest	(2,913)	(2,820)
Lease payments	(16,908)	(19,277)
Net cash used in financing activities	1,344,501	741,229
Net increase in cash and cash equivalents	760,007	2,966,053
Translation gain (loss) on cash and cash equivalents	(31,545)	(8,300)
Cash and cash equivalents at the beginning of the period	11,977,366	9,074,211
Cash and cash equivalents at the end of the period	12,705,828	12,031,964

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of March 31, 2025 and December 31, 2024

1. Business activity

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2025, Intercorp Peru holds directly and indirectly 73.56 percent of the issued capital stock of IFS, equivalent to 72.75 percent of the outstanding capital stock of IFS (72.47 percent of the issued capital stock, equivalent to 71.95 percent of the outstanding capital stock as of December 31, 2024).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2025 and December 31, 2024, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of March 31, 2025, have been approved by the Audit Committee and Board’s Meeting held on May 6 and 8, 2025, respectively. The audited consolidated financial statements as of December 31, 2024, were approved by the General Shareholders’ Meeting held on March 31, 2025.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2025, Interbank has 148 offices (149 offices as of December 31, 2024). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of March 31, 2025 and December 31, 2024, amounted to S/87,657,000 and S/89,124,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of March 31, 2025 and December 31, 2024, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of March 31, 2025 and December 31, 2024, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of March 31, 2025 and December 31, 2024, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors. Until March 2022, Interbank maintained 50 percent of both companies incorporated in Peru and in April 2022, IFS acquired the remaining 50 percent, acquiring control of Izipay. Since this time, Izipay consolidates its financial information together with IFS.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of March 31, 2025 and December 31, 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of March 31, 2024 and December 31, 2023 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Cash and clearing (b)	2,201,212	2,853,187
Deposits in the BCRP (b)	8,880,906	7,333,818
Deposits in banks (c)	1,623,710	1,790,361
Total cash and cash equivalent	12,705,828	11,977,366
Accrued interest	15,179	18,094
Restricted funds (d)	313,847	619,766
Total	13,034,854	12,615,226

The balance of cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,946,506	5,969,218
Cash in vaults	2,201,156	2,644,386
Subtotal legal reserve	8,147,662	8,613,604
Non-mandatory reserve
Overnight deposits in BCRP (**)	2,934,400	564,600
Term deposits in BCRP (***)	—	800,000
Cash and clearing	—	208,548
Subtotal non-mandatory reserve	2,934,400	1,573,148
Cash balances not subject to legal reserve	56	253
Total	11,082,118	10,187,005

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of March 31, 2025 and December 31, 2024, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.82 and 3.90 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of March 31, 2025, corresponds to an overnight deposit in foreign currency for US$800,000,000 (approximately equivalent to S/2,934,400,000), with maturity in the first days of April 2025, and accrued interest at an annual interest rate of 4.40 percent (as of December 31, 2024, corresponded to an overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent).

(***) As of December 31, 2024, corresponded to overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.83 percent).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Inter-bank transfers (*)	289,829	596,648
Derivative financial instruments, Note 8(b)	22,265	21,568
Others	1,753	1,550
Total	313,847	619,766

(*) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of March 31, 2025, Inter-bank funds assets accrue interest at an annual rate of 4.75 percent in local currency (as of December 31, 2024, Inter-bank funds assets accrue interest at an annual rate of 5.00 percent in local currency); and do not have specific guarantees. As of March 31, 2025, Inter-bank funds liabilities accrue interest at an annual rate of 4.67 percent in local currency.

5. Financial investments

(a) This caption is made up as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,321,930	20,377,805
Investments at amortized cost (d)	3,872,951	3,784,912
Investments at fair value through profit or loss (e)	1,825,451	1,776,567
Equity instruments measured at fair value through other comprehensive income (f)	538,955	458,268
Total financial investments	26,559,287	26,397,552
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	214,684	347,087
Investments at amortized cost (d)	36,709	113,286
Total	26,810,680	26,857,925

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2025
Corporate, leasing and subordinated bonds	9,696,079	128,857	(854,218)	8,970,718	Jun-25 / Feb-97	3.41	76.31	4.94	15.00
Sovereign Bonds of the Republic of Peru	8,489,309	20,306	(434,719)	8,074,896	Aug-26 / Feb-55	2.77	7.23	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,131,983	68	(181)	2,131,870	Apr-25 / Jun-25	4.55	4.58	—	—
Global Bonds of the Republic of Peru	570,205	—	(18,259)	551,946	Jul-25 / Nov-50	—	—	4.23	6.01
Bonds guaranteed by the Peruvian Government	532,307	6,898	(3,810)	535,395	Apr-28 / Oct-33	3.51	4.80	6.13	7.01
Treasury Bonds of the United States of America	45,284	—	(3,212)	42,072	Nov-31 / Aug-34	—	—	4.08	4.20
Global Bonds of the United States of Mexico	17,652	—	(2,619)	15,033	Feb-34	—	—	6.17	6.17
Total	21,482,819	156,129	(1,317,018)	20,321,930
Accrued interest				214,684
Total				20,536,614

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2024
Corporate, leasing and subordinated bonds	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.20	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	-	-
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	-	-
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	-	-	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	-	-	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	-	-	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.03.2025	31.12.2024	31.03.2024
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	95,090	61,046	61,046
New assets originated or purchased	315	1,095	240
Assets derecognized or matured (excluding write-offs)	(123)	(3,915)	(2,975)
Effect on the expected credit loss due to the change of the stage during the year	64,032	8,958	2,096
(Recovery) loss for impairment	(3,091)	37,325	41,723
Others	(1,552)	4,058	(2,336)
Total	59,581	47,521	38,748
Write-offs	(903)	(13,043)	—
Effect of foreign exchange variation	(41)	(434)	84
Expected credit loss at the end of the period	153,727	95,090	99,878

(d) As of March 31, 2025, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,775,573,000, including accrued interest for an amount of S/33,340,000 (as of December 31, 2024, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest for an amount of S/101,143,000). Said investments present low credit risk and the impairment loss is not significant.

As of March 31, 2025, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,752,675,000 (As of December 31, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,775,935,000).

Additionally, as of March 31, 2025, term deposits mainly issued in local currency are held, for an amount of S/134,087,000, including accrued interest amounting to S/3,369,000 (as of December 31, 2024, term deposits mainly issued in local currency are held, for an amount of S/98,658,000, including accrued interest amounting to S/12,143,000).Said investments present low credit risk and the impairment loss is not material. As of March 31, 2025, the maturity of these investments fluctuates between April 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 5.00 percent, and their fair value amounts to approximately S/134,087,000 (as of December 31, 2024, the maturity of these investments fluctuates between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and their fair value amounts to approximately S/98,658,000).

During the year 2024, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, during the year 2024, sold S/630,749,000, generating a gain amounting to S/866,000, which was recorded in the caption “Net gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank, during the year 2024, purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of March 31, 2025 and December 31, 2024, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,757,798,000 and S/1,861,524,000, respectively, see Note 10(a).

As of March 31, 2025 and December 31, 2024, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/424,127,000 and S/435,242,000, respectively; see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,451,897	1,396,582
Listed shares	161,238	202,054
Non-listed shares	150,104	154,856
Debt instruments
Sovereign Bonds of the Republic of Peru	50,904	8,538
Negotiable Certificates of Deposits	9,196	12,365
Corporate, leasing and subordinated bonds	2,112	2,172
Total	1,825,451	1,776,567

As of March 31, 2025 and December 31, 2024, investments at fair value through profit or loss include investments held for trading for approximately S/187,326,000 and S/152,755,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,638,125,000 and S/1,623,812,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Listed shares (g)	502,123	420,474
Non-listed shares	36,832	37,794
Total	538,955	458,268

As of March 31, 2025 and December 31, 2024, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, according to the definition by IFRS 9. As of March 31, 2025 and December 31, 2024:

	31.03.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,817,129	—	—	11,817,129
Corporate, leasing and subordinated bonds	8,019,641	923,090	27,987	8,970,718
Negotiable Certificates of Deposit issued by the BCRP	2,131,870	—	—	2,131,870
Global Bonds of the Republic of Peru	551,946	—	—	551,946
Bonds guaranteed by the Peruvian government	535,395	—	—	535,395
Treasury Bonds of the United States of America	42,072	—	—	42,072
Global Bonds of the United States of Mexico	15,033	—	—	15,033
Term deposits	130,718	—	—	130,718
Total	23,243,804	923,090	27,987	24,194,881

	31.12.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Term deposits	86,515	—	—	86,515
Total	23,116,667	1,046,050	—	24,162,717

6. Loans, net

(a) This caption is made up as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Direct loans (*)
Loans (**)	38,858,304	38,456,682
Credit cards and other loans (***)	5,386,493	5,386,427
Discounted notes	1,360,652	1,706,886
Leasing	1,583,799	1,584,357
Factoring	1,405,362	1,410,968
Advances and overdrafts	63,031	101,848
Refinanced loans	497,590	449,438
Past due and under legal collection loans	1,330,466	1,318,758
	50,485,697	50,415,364
Plus (minus)
Accrued interest from performing loans	576,678	569,384
Unearned interest and interest collected in advance	(22,529)	(25,133)
Impairment allowance for loans (d)	(1,720,067)	(1,730,167)
Total direct loans, net	49,319,779	49,229,448
Indirect loans	5,431,379	5,068,694

(*) Under the program “Reactiva Peru”, launched by the Peruvian Government in the context of the pandemic Covid-19, as a credit program guaranteed by it, Interbank granted loans for S/6,617,142,000, and the balance as of March 31, 2025 amounts to S/231,481,000, including accrued interest for S/45,492,000; S/117,261,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2024 amounts to S/315,379,000, including accrued interest for S/45,229,000; S/192,948,000 being the amount covered by the guarantee of the Peruvian Government).

(**) As of March 31, 2025 and December 31, 2024, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/64,606,000 and S/123,772,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(***) As of March 31, 2025 and December 31, 2024, it includes non-revolving consumer loans for approximately S/2,694,816,000 and S/2,666,284,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Commercial loans (c.1)	22,867,299	22,770,495
Consumer loans (c.1)	14,939,942	15,036,411
Mortgage loans (c.1)	10,699,253	10,571,300
Small and micro-business loans (c.1)	1,979,203	2,037,158
Total	50,485,697	50,415,364

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of March 31, 2025 and December 31, 2024. The amounts presented do not consider impairment.

	31.03.2025				31.12.2024
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	36,335,832	152,901	—	36,488,733	32,184,807	340,472	—	32,525,279
Standard grade	5,432,671	1,396,746	—	6,829,417	8,332,692	1,513,955	—	9,846,647
Substandard grade	1,849,658	1,466,041	—	3,315,699	2,705,012	1,582,401	—	4,287,413
Past due but not impaired	1,504,395	1,126,854	—	2,631,249	1,335,553	1,172,779	—	2,508,332
Impaired
Individually	—	—	23,138	23,138	—	—	23,214	23,214
Collectively	—	—	1,197,461	1,197,461	—	—	1,224,479	1,224,479
Total direct loans	45,122,556	4,142,542	1,220,599	50,485,697	44,558,064	4,609,607	1,247,693	50,415,364

	31.03.2025				31.12.2024
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,473,428	203,906	—	4,677,334	3,434,095	31,240	—	3,465,335
Standard grade	422,687	106,142	—	528,829	1,055,740	118,821	—	1,174,561
Substandard grade	87,462	115,683	—	203,145	272,352	132,498	—	404,850
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	15,890	15,890	—	—	17,767	17,767
Total indirect loans	4,983,577	425,731	22,071	5,431,379	4,762,187	282,559	23,948	5,068,694

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.03.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,984,899	101,468	—	16,086,367	11,636,968	290,927	—	11,927,895
Standard grade	3,283,685	945,231	—	4,228,916	6,274,653	1,024,426	—	7,299,079
Substandard grade	884,281	304,206	—	1,188,487	1,749,950	356,019	—	2,105,969
Past due but not impaired	773,891	284,836	—	1,058,727	770,026	345,062	—	1,115,088
Impaired
Individually	—	—	23,138	23,138	—	—	23,214	23,214
Collectively	—	—	281,664	281,664	—	—	299,250	299,250
Total direct loans	20,926,756	1,635,741	304,802	22,867,299	20,431,597	2,016,434	322,464	22,770,495

	31.03.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,784,247	29,997	—	10,814,244	10,914,268	28,813	—	10,943,081
Standard grade	1,280,655	293,319	—	1,573,974	1,210,504	320,220	—	1,530,724
Substandard grade	664,215	745,387	—	1,409,602	593,507	765,324	—	1,358,831
Past due but not impaired	160,593	492,695	—	653,288	180,748	508,336	—	689,084
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	488,834	488,834	—	—	514,691	514,691
Total direct loans	12,889,710	1,561,398	488,834	14,939,942	12,899,027	1,622,693	514,691	15,036,411

	31.03.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,438,473	21,266	—	8,459,739	8,407,045	20,165	—	8,427,210
Standard grade	472,845	2,728	—	475,573	528,923	3,714	—	532,637
Substandard grade	269,865	368,812	—	638,677	318,802	400,671	—	719,473
Past due but not impaired	513,029	278,901	—	791,930	322,348	244,537	—	566,885
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	333,334	333,334	—	—	325,095	325,095
Total direct loans	9,694,212	671,707	333,334	10,699,253	9,577,118	669,087	325,095	10,571,300

	31.03.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,128,213	170	—	1,128,383	1,226,526	567	—	1,227,093
Standard grade	395,486	155,468	—	550,954	318,612	165,595	—	484,207
Substandard grade	31,297	47,636	—	78,933	42,753	60,387	—	103,140
Past due but not impaired	56,882	70,422	—	127,304	62,431	74,844	—	137,275
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	93,629	93,629	—	—	85,443	85,443
Total direct loans	1,611,878	273,696	93,629	1,979,203	1,650,322	301,393	85,443	2,037,158

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	31.03.2025				31.03.2024				31.12.2024
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balance	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425	2,349,425
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	87,077	—	—	87,077	90,409	—	—	90,409	345,800
Assets matured or derecognized (excluding write-offs)	(32,295)	(17,549)	(7,540)	(57,384)	(37,146)	(18,300)	(10,000)	(65,446)	(205,649)
Transfers to Stage 1	77,249	(76,268)	(981)	—	98,431	(97,024)	(1,407)	—	—
Transfers to Stage 2	(48,826)	57,721	(8,895)	—	(76,118)	84,368	(8,250)	—	—
Transfers to Stage 3	(4,159)	(93,851)	98,010	—	(6,542)	(222,457)	228,999	—	—
Impact on the expected credit loss for credits that change stage in the period	(59,062)	116,429	219,922	277,289	(75,752)	194,465	423,620	542,333	1,571,218
Others	(27,549)	(20,212)	84,756	36,995	(71,959)	(25,699)	82,348	(15,310)	12,523
Total	(7,565)	(33,730)	385,272	343,977	(78,677)	(84,647)	715,310	551,986	1,723,892
Write-offs	—	—	(397,733)	(397,733)	—	—	(713,098)	(713,098)	(2,524,919)
Recovery of written–off loans	—	—	46,257	46,257	—	—	33,895	33,895	179,683
Foreign exchange effect	(200)	(339)	(2,062)	(2,601)	64	94	342	500	2,086
Expected credit loss at the end of period	431,559	532,567	755,941	1,720,067	466,629	749,359	1,006,720	2,222,708	1,730,167

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2025				31.03.2024				31.12.2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466	278,466
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	15,812	—	—	15,812	22,483	—	—	22,483	35,739
Assets derecognized or matured (excluding write-offs)	(8,043)	(8,445)	(966)	(17,454)	(13,778)	(7,173)	(1,046)	(21,997)	(50,613)
Transfers to Stage 1	4,504	(4,504)	—	—	6,509	(6,509)	—	—	—
Transfers to Stage 2	(7,192)	7,393	(201)	—	(11,096)	12,384	(1,288)	—	—
Transfers to Stage 3	(161)	(253)	414	—	(140)	(7,751)	7,891	—	—
Impact on the expected credit loss for credits that change stage in the period	(3,392)	2,507	(2,173)	(3,058)	(4,662)	5,202	18,113	18,653	5,748
Others	(2,755)	(3,668)	70,232	63,809	(6,956)	(1,135)	(4,632)	(12,723)	(21,110)
Total	(1,227)	(6,970)	67,306	59,109	(7,640)	(4,982)	19,038	6,416	(30,236)
Write-offs	—	—	(9,030)	(9,030)	—	—	(8,480)	(8,480)	(78,217)
Recovery of written–off loans	—	—	1,201	1,201	—	—	1,098	1,098	4,254
Foreign exchange effect	(188)	(198)	(1,569)	(1,955)	62	54	233	349	1,544
Expected credit loss at the end of period	15,225	28,990	180,921	225,136	44,033	59,542	174,274	277,849	175,811

	31.03.2025				31.03.2024				31.12.2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384	1,862,384
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	61,100	—	—	61,100	60,405	—	—	60,405	219,439
Assets derecognized or matured (excluding write-offs)	(23,016)	(8,343)	(3,269)	(34,628)	(21,869)	(9,930)	(3,645)	(35,444)	(121,477)
Transfers to Stage 1	61,636	(60,676)	(960)	—	81,828	(80,571)	(1,257)	—	—
Transfers to Stage 2	(34,712)	39,788	(5,076)	—	(57,608)	61,169	(3,561)	—	—
Transfers to Stage 3	(2,130)	(79,894)	82,024	—	(5,714)	(198,479)	204,193	—	—
Impact on the expected credit loss for credits that change stage in the period	(45,902)	97,518	192,659	244,275	(62,590)	172,026	374,435	483,871	1,461,306
Others	(27,816)	(14,722)	34,100	(8,438)	(62,446)	(25,736)	89,916	1,734	95,934
Total	(10,840)	(26,329)	299,478	262,309	(67,994)	(81,521)	660,081	510,566	1,655,202
Write-offs	—	—	(367,379)	(367,379)	—	—	(666,614)	(666,614)	(2,310,032)
Recovery of written–off loans	—	—	41,727	41,727	—	—	30,576	30,576	165,081
Foreign exchange effect	—	(86)	(119)	(205)	—	37	47	84	221
Expected credit loss at the end of period	392,900	448,001	468,407	1,309,308	398,612	631,877	706,507	1,736,996	1,372,856

	31.03.2025				31.03.2024				31.12.2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198	87,198
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,042	—	—	1,042	1,091	—	—	1,091	4,114
Assets derecognized or matured (excluding write-offs)	(93)	(375)	(3,043)	(3,511)	(94)	(574)	(3,209)	(3,877)	(11,385)
Transfers to Stage 1	8,878	(8,878)	—	—	6,267	(6,267)	—	—	—
Transfers to Stage 2	(959)	4,070	(3,111)	—	(1,330)	4,447	(3,117)	—	—
Transfers to Stage 3	(141)	(2,269)	2,410	—	(121)	(1,738)	1,859	—	—
Impact on the expected credit loss for credits that change stage in the period	(8,655)	8,447	6,272	6,064	(6,032)	8,199	8,564	10,731	22,256
Others	(256)	(263)	(110)	(629)	(488)	(384)	(698)	(1,570)	(6,945)
Total	(184)	732	2,418	2,966	(707)	3,683	3,399	6,375	8,040
Write-offs	—	—	(786)	(786)	—	—	(360)	(360)	(1,755)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(11)	(33)	(358)	(402)	2	3	60	65	317
Expected credit loss at the end of period	5,328	44,655	45,595	95,578	6,089	29,439	57,750	93,278	93,800

	31.03.2025				31.03.2024				31.12.2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377	121,377
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	9,123	—	—	9,123	6,430	—	—	6,430	86,508
Assets derecognized or matured (excluding write-offs)	(1,143)	(386)	(262)	(1,791)	(1,405)	(623)	(2,100)	(4,128)	(22,174)
Transfers to Stage 1	2,231	(2,210)	(21)	—	3,827	(3,677)	(150)	—	—
Transfers to Stage 2	(5,963)	6,470	(507)	—	(6,084)	6,368	(284)	—	—
Transfers to Stage 3	(1,727)	(11,435)	13,162	—	(567)	(14,489)	15,056	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,113)	7,957	23,164	30,008	(2,468)	9,038	22,508	29,078	81,908
Others	3,278	(1,559)	(19,466)	(17,747)	(2,069)	1,556	(2,238)	(2,751)	(55,356)
Total	4,686	(1,163)	16,070	19,593	(2,336)	(1,827)	32,792	28,629	90,886
Write-offs	—	—	(20,538)	(20,538)	—	—	(37,644)	(37,644)	(134,915)
Recovery of written–off loans	—	—	3,329	3,329	—	—	2,221	2,221	10,348
Foreign exchange effect	(1)	(22)	(16)	(39)	—	—	2	2	4
Expected credit loss at the end of period	18,106	10,921	61,018	90,045	17,895	28,501	68,189	114,585	87,700

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.03.2025				31.03.2024				31.12.2024
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balance	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932	17,932
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	740	—	—	740	1,166	—	—	1,166	2,110
Assets derecognized or matured	(302)	(205)	(211)	(718)	(1,206)	(440)	(35)	(1,681)	(5,089)
Transfers to Stage 1	171	(171)	—	—	1,183	(1,183)	—	—	—
Transfers to Stage 2	(354)	395	(41)	—	(397)	397	—	—	—
Transfers to Stage 3	(48)	—	48	—	—	(26)	26	—	—
Impact on the expected credit loss for credits that change stage in the period	(99)	181	(10)	72	(874)	86	149	(639)	92
Others	(247)	(247)	(565)	(1,059)	(1,261)	(651)	21	(1,891)	(826)
Total	(139)	(47)	(779)	(965)	(1,389)	(1,817)	161	(3,045)	(3,713)
Foreign exchange effect	(24)	(7)	(2)	(33)	5	1	—	6	29
Expected credit loss at the end of period, Note 8(a)	2,500	2,196	8,554	13,250	5,240	2,123	7,530	14,893	14,248

7. Investment property

(a) This caption is made up as follows:

	31.03.2025	31.12.2024	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	272,909	279,775	2009	Appraisal
Pardo (Vivanda)	86,828	68,200	2021	Appraisal/Cost
San Martín de Porres – Lima	78,631	80,389	2015	Appraisal
Nuevo Chimbote	36,430	37,382	2021	Appraisal
Ate Vitarte – Lima	31,374	32,195	2006	Appraisal
Santa Clara – Lima	27,885	28,613	2017	Appraisal
Others	33,221	33,982	-	Appraisal/Cost
	567,278	560,536
Completed investment property - “Real Plaza” shopping malls (i)
Talara	28,729	26,720	2015	DCF
	28,729	26,720
Buildings (i)
Orquídeas - San Isidro – Lima	156,380	150,718	2017	DCF
Ate Vitarte – Lima	142,572	133,768	2006	DCF
Paseo del Bosque	104,602	100,023	2021	DCF
Chorrillos – Lima	101,053	95,849	2017	DCF
Piura	100,814	94,907	2020	DCF
Chimbote	51,727	48,690	2015	DCF
Maestro-Huancayo	37,093	35,004	2017	DCF
Cuzco	31,965	29,843	2017	DCF
Panorama – Lima	23,749	22,474	2016	DCF
Others	89,633	83,256	-	DCF/Appraisal
	839,588	794,532

Total	1,435,595	1,381,788

DCF: Discounted cash flow

(i) As of March 31, 2025 and December 31, 2024, there are no liens on investment property.

(b) The net gain on investment properties as of March 31, 2025 and 2024, consists of the following:

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Gain on valuation	33,683	18,286
Income from rental	18,541	17,375
Net gain	52,224	35,661

(c) The movement of investment property for the three-month period ended March 31, 2025 and 2024, is as follows:

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Beginning of period balance	1,381,788	1,298,892
Additions	20,124	36,406
Gain on valuation	33,683	18,286
Balance as of March 31	1,435,595	1,353,584
Balance as of December 31, 2024		1,381,788

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	489,168	540,883
Accounts receivable from sale of investments	345,087	432,341
POS commission receivable	178,056	390,126
Operations in process	154,967	149,105
Accounts receivable related to derivative financial instruments (b)	119,754	143,201
Accounts receivable from short sale operations	17,687	61,191
Others	15,509	14,954
	1,320,228	1,731,801
Non-financial instruments
Tax paid to recover	567,742	673,786
Deferred charges	123,085	99,776
Deffered cost of POS affiliation and registration	84,298	85,006
Investments in associates	26,617	24,795
Tax credit for General Sales Tax - IGV	24,942	35,391
POS equipment supplies	14,170	12,966
Assets received as payment and seized through legal actions	4,218	4,158
Others	7,150	2,499
	852,222	938,377
Total	2,172,450	2,670,178

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	1,449,396	1,308,422
Third party compensation (*)	627,657	866,665
Other accounts payable	600,111	664,338
Dividends payable	428,346	958
Accounts payable for acquisitions of investments	335,414	353,787
Operations in process	319,098	556,543
Lease liabilities	145,720	143,803
Accounts payable related to derivative financial instruments (b)	111,644	102,288
Workers’ profit sharing and salaries payable	105,251	109,395
Financial liabilities at fair value through profit or los	26,724	61,153
Allowance for indirect loan losses, Note 6(d.2)	13,250	14,248
Accounts payable to reinsurers and coinsurers	9,618	6,354
	4,172,229	4,187,954
Non-financial instruments
Taxes payable	119,852	87,262
Provision for other contingencies	81,910	107,078
Deferred income (**)	42,126	36,394
Registration for use of POS	16,665	18,005
Others	4,069	8,839
	264,622	257,578
Total	4,436,851	4,445,532

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of March 31, 2025 and December 31, 2024, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of March 31, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	37,141	34,492	6,239,101	—	Between April 2025 and February 2027	-	-
Interest rate swaps	29,027	19,907	1,802,943	—	Between April 2025 and June 2036	-	-
Cross swaps	7,710	11,278	639,340	—	Between April 2025 and November 2029	-	-
Options	—	17	5,098	—	Between April 2025 and March 2026	-	-
	73,878	65,694	8,686,482	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	23,763	1,100,400	5,627	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	45,876	—	551,550	8,142	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	2,087	183,400	280	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,754	183,400	277	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,717	73,540	1,144	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	6,630	73,540	1,115	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	999	36,770	451	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	33	-	Due to banks	Due to banks and correspondents
	45,876	45,950	2,202,600	17,069
	119,754	111,644	10,889,082	17,069

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	22,336	45,012	7,092,071	—	Between January 2025 and June 2026	-	-
Cross swaps	11,593	13,277	1,899,348	—	Between January 2025 and November 2029	-	-
Interest rate swaps	38,817	28,812	1,742,139	—	Between January 2025 and June 2036	-	-
Options	—	—	2,518	—	Between January 2025 and July 2025	-	-
	72,746	87,101	10,736,076	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	243	-	Due to banks	Due to banks and correspondents
	70,455	15,187	2,334,880	(17,180)
	143,201	102,288	13,070,956	(17,180)

(i) As of March 31, 2025 and December 31, 2024, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of March 31, 2025 and December 31, 2024. During 2025 and 2024, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Time deposits	19,797,337	19,891,128
Saving deposits	19,261,983	19,411,720
Demand deposits	13,581,802	13,746,684
Compensation for service time (c)	683,590	711,806
Other obligations	16,461	6,690
Total	53,341,173	53,768,028

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2024, through Act No. 32027 “Act Authorizing workers the free disposal of 100 percent of their severance indemnity deposits in order to cover their needs caused by the economic crises”, the Peruvian government authorized clients of the financial system, to withdraw the 100 percent of these deposits until December 31, 2024. As a result of this benefit, during 2024 approximately 324,000 clients withdrew approximately S/1,014,252,000.

(d) As of March 31, 2025 and December 31, 2024, deposits and obligations of approximately S/19,744,461,000 and S/19,978,058,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/121,000 and S/121,600, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,641,964	1,756,687
Promotional credit lines	2,084,453	2,090,825
Loans received from foreign entities	2,813,729	3,304,169
Loans received from Peruvian entities	317,404	332,165
	6,857,550	7,483,846
Interest and commissions payable	45,864	78,211
	6,903,414	7,562,057
By term -
Short term	3,059,458	3,586,376
Long term	3,843,956	3,975,681
Total	6,903,414	7,562,057

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, the BCRP issued a series of regulations related to the loans repurchase agreements.As of March 31, 2025 and December 31, 2024, Interbank maintains this type of operations guaranteed by a loan portfolio for approximately S/64,606,000 and S/123,772,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	31.03.2025	31.12.2024
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	127,573	130,912
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	91,700	94,100
						219,273	225,012
Subordinated bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	105,294	108,049
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	66,820	—
						172,114	108,049
Negotiable certificates of deposits – second program
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	111,440	110,010
First (B series)	Interbank	4.9375%	Annual	2025	S/138,435	135,516	133,852
First (C series)	Interbank	4.59375%	Annual	2025	S/102,000	98,791	97,643
						345,747	341,505
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						887,134	824,566
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,096,029	1,124,502
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,819	311,788
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,464,114	1,501,894
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,036,546	1,062,514
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,093,942	1,122,122
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,149,426	—
Total international issuances						6,151,876	5,122,820
Total local and international issuances						7,039,010	5,947,386
Interest payable						134,524	128,047
Total						7,173,534	6,075,433

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, wich have met by the Group as of March 31, 2025 and December 31, 2024.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	31.03.2025			31.12.2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(18,365)	2,988	(15,377)	(18,602)	1,968	(16,634)

Insurance contracts issued
Remaining coverage liability	(38,858)	12,196,240	12,157,382	—	12,335,922	12,335,922
Liability for claims incurred	—	233,664	233,664	—	186,430	186,430
Total insurance contracts issued (b) and (c)	(38,858)	12,429,904	12,391,046	—	12,522,352	12,522,352
Total reinsurance contracts held and issued	(57,223)	12,432,892	12,375,669	(18,602)	12,524,320	12,505,718

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	31.03.2025
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(264,835)	—	—	—	—	—	(264,835)
Contracts under fair value, BBA and VFA approach	(142,131)	—	—	—	—	—	(142,131)
Contracts under PAA approach	(122,704)	—	—	—	—	—	(122,704)
Insurance service expenses	44,103	(840)	85,057	(1,782)	103,174	3,176	232,888
Claims and other expenses incurred	—	—	219,413	36	89,213	3,176	311,838
Amortization of insurance acquisition cash flows	44,103	—	—	—	—	—	44,103
Losses on onerous contracts and reversals of those losses	—	(840)	—	—	—	—	(840)
Changes to liabilities for incurred claims	—	—	(134,356)	(1,818)	13,961	—	(122,213)
Insurance service result	(220,732)	(840)	85,057	(1,782)	103,174	3,176	(31,947)

Insurance financial expenses	86,161	7,348	—	—	—	—	93,509
Insurance financial result	139,446	7,348	—	—	—	—	146,794
Effect of variation in interest rate	(53,285)	—	—	—	—	—	(53,285)

Effect of movements in exchange rates	(114,929)	(5,610)	(328)	(187)	(182)	(3)	(121,239)
Total changes in the statement of income and other comprehensive income	(249,500)	898	84,729	(1,969)	102,992	3,173	(59,677)
Net cash flow and investment component	70,062	—	(112,198)	—	(29,493)	—	(71,629)
Premiums received	278,712	—	—	—	—	—	278,712
Claims and other expenses paid	—	—	(256,774)	—	(29,493)	—	(286,267)
Insurance acquisition cash flows	(64,074)	—	—	—	—	—	(64,074)
Investment component	(144,576)	—	144,576	—	—	—	—
Balance as of March 31, 2025	11,414,316	743,066	120,632	2,302	106,775	3,955	12,391,046

	31.12.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	6,872	454,446	(990)	101,245	(497)	697,509
Claims and other expenses incurred	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Losses on onerous contracts and reversals of those losses	—	6,872	—	—	—	—	6,872
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	6,872	454,446	(990)	101,245	(497)	(71,249)

Insurance financial expenses	622,647	32,557	—	—	—	—	655,204
Insurance financial result	563,093	32,557	—	—	—	—	595,650
Effect of variation in interest rate	59,554	—	—	—	—	—	59,554

Effect of movements in exchange rates	67,098	3,668	292	4	146	1	71,209
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	31.03.2025				31.12.2024
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(21,870)	(21,870)	—	—	(94,596)	(94,596)
Risk adjustment recognized for the risk expired	—	(4,991)	—	(4,991)	—	(12,257)	—	(12,257)
Experience adjustments	(14,199)	—	—	(14,199)	(30,427)	—	—	(30,427)
Changes that relate to future services
Contracts initially recognized in the period	(82,225)	4,603	87,565	9,943	(260,895)	13,417	269,737	22,259
Changes in estimates that adjust the contractual service margin	14,716	(2,170)	(12,546)	—	101,713	(6,470)	(95,243)	—
Changes in estimates that do not adjust the contractual service margin	14,008	(9,181)	—	4,827	88,456	(36,502)	—	51,954
Changes that relate to past services
Adjustments to liabilities for incurred claims	(26,935)	(1,989)	—	(28,924)	(6,806)	—	—	(6,806)
Insurance service result	(94,635)	(13,728)	53,149	(55,214)	(107,959)	(41,812)	79,898	(69,873)

Insurance financial expenses	55,986	4,871	12,236	73,093	593,390	15,090	46,348	654,828
Insurance financial result	109,271	4,871	12,236	126,378	533,836	15,090	46,348	595,274
Interest rate effect (*)	(53,285)	—	—	(53,285)	59,554	—	—	59,554

Effect of movements in Exchange rates	(95,331)	(2,187)	(3,037)	(100,555)	68,328	1,242	1,735	71,305
Total changes in the statement of income and other comprehensive income	(133,980)	(11,044)	62,348	(82,676)	553,759	(25,480)	127,981	656,260
Cash flows	(86,328)	—	—	(86,328)	(320,911)	—	—	(320,911)
Premiums received	196,213	—	—	196,213	812,221	—	—	812,221
Claims and other expenses paid	(256,774)	—	—	(256,774)	(1,039,615)	—	—	(1,039,615)
Insurance acquisition cash flows	(25,767)	—	—	(25,767)	(93,517)	—	—	(93,517)
Balances	11,084,815	266,240	933,199	12,284,254	11,305,123	277,284	870,851	12,453,258

(*) Balance does not include PPA movement of LRC and LIC amounting to S/106,792,000 and S/69,094,000 as of March 31, 2025 and December 31, 2024, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of March 31, 2025 and December 31, 2024:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Contractual Service Margin as of January 1	870,851	742,870
Changes that relate to current services
Contractual service margin recognized for services provided	(21,870)	(94,596)
Changes that relate to future services
Contracts initially recognized in the period	87,565	269,737
Changes in estimates that adjust the contractual service margin	(12,546)	(95,243)
Insurance service result	53,149	79,898
Insurance financial expenses	12,236	46,348
Effect of movements in exchange difference	(3,037)	1,735
Total changes in the statement of income	62,348	127,981
Other movements	—	—
Balance	933,199	870,851

(e) Reconciliation of the amount included in net unrealized income for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	682,727	744,116
Gains (losses) recognized in other comprehensive income in the period	53,285	(59,554)
Rate effect of “Renta Particular” contract (*)	3,655	1,065
Others	(725)	(2,900)
Cumulative other comprehensive income, closing balance	738,942	682,727

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of March 31, 2025 and December 31, 2024, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); at a rate of US$1.00 per share, paid on May 5, 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); at a rate of US$1.00 per share, paid on April 29, 2024.

(b) Treasury stock -

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares (“2023 Share Repurchase Program”). Additionally, on March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, which is expected to begin after the previous program is exhausted or terminated.

As of March 31, 2025 and December 31, 2024, the Company and certain subsidiaries hold 3,417,000 and 2,159,000 shares issued by IFS, with an acquisition cost equivalent to S/348,863,000 and S/206,997,000, respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

The Board of Directors’ Meeting of IFS held on March 31, 2025, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group, which is defined by the SBS. As of March 31, 2025 and December 31, 2024, the Intercorp Group's Financial Group is comprised of Intercorp Financial Services Inc. and its subsidiaries plus Financiera Oh, a related entity and subsidiary of Intercorp Perú Ltd.

On the other hand, as of March 31, 2025 and December 31, 2024, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of March 31, 2025 and December 31, 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for individual and consolidated supervision purposes, as applicable.

14. Tax situation

(a) IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama (see Note 2), are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participation of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participation of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense,as of March 31, 2025 and2024, the Company has recorded a provision for S/11,305,000 and S/6,814,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2025 and December 31, 2024, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “Superintendencia Nacional de Aduanas y Administración Tributaria” or “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Following is the detail of the taxable periods subject to inspection by the SUNAT as of March 31, 2025:

Entity	Periods subject to review
Interbank	From 2021 to 2024
Interseguro	From 2021 to 2024
Izipay	From 2020 to 2024
Procesos de Medios de Pago	From 2021 to 2024

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

- Tax periods from 2000 to 2006:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In June, September and December 2022, the Fifth Constitutional and Social Law Transitory Chamber of the Supreme Court notified of its ruling regarding the Income Tax 2004, advance payments 2004 and Income Tax 2001, respectively, thus reaffirming the aforementioned criterium.

In October 2023, the Fifth Constitutional and Social Law Transitory Chamber of the Supreme Court issued the Resolution through which declared unfounded the cassation appeals filed by SUNAT and the Tax Court against the favorable ruling regarding the Income Tax 2005, thus reaffirming the aforementioned criterium.

- Tax period 2003:

In January 2023, Interbank was notified with a Resolution of Compliance that rectified and resettled the debt related to advance payments of the Income Tax for the period 2003, without any amount to pay.

In March 2023, Interbank was notified with a Resolution of Compliance regarding Income Tax for the period 2003, that rectified the tax debt, thus reducing said penalty from S/69,000,000 to S/25,000,000. Likewise, Interbank filed the respective Appeal Recourse against said Resolution of Compliance. In September 2023, Interbank was notified with a Tax Court Resolution, which revokes said Resolution of Compliance in relation to the updating of the debt, thus, SUNAT must proceed according to what said Resolution mandates, and confirm its content. In October 2023, Interbank was notified with a new Resolution of Compliance, which Interbank has filed an Appeal Recourse against.

In February 2024, the Tax Court issued a Resolution, which ruled to revoke a Resolution of Compliance regarding the updating of the liability, thus, SUNAT must perform a new resettlement. In May 2024, SUNAT issued a Resolution of Compliance, which was appealed by Interbank. In October 2024, Interbank was notified with other Tax Court Resolution, which ruled to confirm the updating contained in Resolution of Compliance issued by the Tax Court.

Also, in October 2024, through Resolution of Coactive Collection, SUNAT notified Interbank the payment of the liability from the third-category Income Tax corresponding the period 2003 for approximately S/17,800,000 (including taxes, fines and arrears) amount that was paid by Interbank in November 2024; however, the case continues at the Judiciary. This payment was recorded as account receivable from SUNAT and was recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

- Tax period 2004:

In April 2023, Interbank was notified with a Resolution, through which it rectified the determination of payments on account of Income Tax for the year 2004; this Resolution was appealed by Interbank. In December 2024, Interbank was notified with another Tax Court Resolution, which confirmed the original Resolution of the Intendence.

In October 2024, Interbank was notified with a Resolution of Intendence regarding the third-category Income Tax corresponding to the period 2004, which ruled to rectify and continue with the collection of the tax liability.

- Tax period 2005:

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified to Interbank with a Resolution, through which it revoked interest in suspense, financial pro-rata, advance payments and fines.

In October 2023, Interbank was notified with a Resolution of Intendence, issued in compliance with Tax Court Resolution appealed by Interbank. In April 2024, the Tax Court issued a Resolution, which ruled to partially revoke the previous Resolution of Intendence and ordered the resettlement of the tax, by virtue of which, a Resolution of Compliance was issued for approximately S/23,700,000, against which an Appeal Recourse was filed by Interbank.

In November 2024, Interbank was notified by the Tax Court with a Resolution, related to the advance payments of the Income Tax 2005, which is under compliance phase.

In March 2025, Interbank was notified with a Resolution of Coactive Collection regarding the payment of the tax liability for S/11,300,000 (comprising the tax, fines and arrears), which was paid in April 2025; however, the process is under way in the Judiciary.

- Tax period 2006:

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court revoked the claims over interest in suspense, prepayment quotient and associated penalties. However, in December 2024, the Tax Court ordered to maintain and continue with the updated collection of the tax liability related to the Income Tax 2006, thus confirming previous Resolutions related to claims and penalties. To the date of this report, the case is pending resolution by the Judiciary.

As of March 31, 2025 the tax liability requested for this concept and others minor, amounts to approximately S/50,000,000, and includes taxes, fines and arrears; out of which S/40,000,000 correspond to the concept of interest in suspense, and S/10,000,000 correspond to other claims. As of December 31, 2024, the tax liability requested amounted to S/84,000,000, including taxes, fines and arrears.

- Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of the date of this report, the procedure has been appealed, and it is pending resolution by the Tax Court.

- Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of March 31, 2025 and December 31, 2024, the tax debt claimed by the SUNAT amounted to S/14,600,000. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

- Tax period 2013:

In January 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. As of that date, the tax debt claimed by the Tax Court amounted to approximately S/50,000,000. The main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

In December 2022, the SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears) sum that was paid by Interbank in February 2023; however, the process continues before the Judiciary instance. This payment was recorded as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

- Tax period 2014:

In September 2019, Interbank was notified with Resolutions of Determination and Penalty corresponding to the audit of the third-category Income Tax corresponding the period 2014, without additional amounts; as well as with Resolutions of Determination, issued on the application of the additional Income Tax rate of 4.1 percent; regarding this, the tax liability requested by SUNAT as of March 31, 2025 and December 31, 2024, amounts to S/178,000. To the date of this report, the case is under appeal, pending resolution by the Tax Court.

- Tax period 2015:

In December 2021, Interbank was notified by Resolutions of Determination and Penalty corresponding to the audit of the third-category Income Tax of the period 2015.

As of March 2025 and December 31, 2024, the tax debt requested by SUNAT and related to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,800,000. As of the date of this report, the process is under appeal, pending resolution by the Tax Court.

- Tax period 2017:

In December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. In October 2022, SUNAT notified through Resolutions of Determination, regarding the third-category Income Tax corresponding to the period 2017 and Income Tax advance payments from January to December 2017; however, in November 2022, Interbank filed a claim recourse against the aforementioned determination resolutions. As of the date of this report, the process is under appeal, pending resolution by the Tax Court.

- Tax period 2018:

In April 2019, SUNAT notified the start of the final audit process for non-domiciled income tax withholdings corresponding to the fiscal year 2018.

In November 2023, SUNAT notified Interbank with a Resolution of Determination regarding the Income Tax for the fiscal year 2018, Resolutions of Determination, issued regarding advance payments from January to December 2018 and resolutions of Penalty for the tax and period indicated.

As of March 31, 2025 and December 31, 2024, the tax liability requested regarding the Income Tax and advance payments of the third-category Income Tax corresponding to the fiscal year 2018, amounted to S/78,900,000 and S/78,100,000, respectively. To the date of this report, the case is under appeal, pending resolution by the Tax Court.

- Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax corresponding to the period 2019 and Transfer Prices for the period 2019, respectively. As of December 31, 2024, the audit process for the period 2019 is ongoing.

- Tax period 2020:

In November 2024, SUNAT notified about the beginning of the tax audit process over Interbank regarding the third-category Income Tax corresponding to the period 2020. As of March 31, 2025, the tax audit process for the period 2020 is under way.

Proceso de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of March 31, 2025 and December 31, 2024, Izipay maintains carryforward tax losses amounting to S/76,408,097 and S/70,043,812, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of March 31, 2025 and December 31, 2024.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the three-month ended as of March 31,

	2025	2024
	S/(000)	S/(000)
Current – Expense (Income)	114,450	(30,054)
Current – Dividend expense, Note 14(b)	11,305	6,814
Deferred – Expense	337	64,958
	126,092	41,718

15. Interest income and expenses, and similar accounts

This caption is comprised of the following:

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	1,244,923	1,294,072
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(463)	4,018
Interest on investments at fair value through other comprehensive income	303,177	343,251
Interest on due from banks and inter-bank funds	84,607	98,946
Interest on investments at amortized cost	56,840	48,995
Dividends on financial instruments	37,109	7,595
Others	3,373	3,306
Total	1,729,566	1,800,183
Interest and similar expenses
Interest and fees on deposits and obligations	(317,532)	(406,445)
Interest and fees on obligations with financial institutions	(100,512)	(129,663)
Interest on bonds, notes and other obligations	(96,556)	(83,628)
Insurance contract expense with investment component	(29,505)	(23,240)
Deposit insurance fund fees	(22,201)	(20,575)
Interest on lease payments	(2,405)	(1,637)
Others	(1,982)	(1,843)
Total	(570,693)	(667,031)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	189,807	176,430
Income from services (acquirer and issuer role) (b)	184,183	179,214
Banking service fees	60,395	48,660
Brokerage and custody services	2,268	1,799
Others	6,526	7,966

Performance obligations over time:
Funds management	41,668	35,887
Contingent loans fees	16,253	17,409
Collection services	13,280	13,391
Others	8,645	6,141
Total	523,025	486,897
Expenses
Expenses for services (acquirer and issuer role) (b)	(88,743)	(82,347)
Credit cards	(41,856)	(56,136)
Credit card processing commissions	(27,350)	(23,719)
Local banks fees	(18,174)	(14,964)
Credit life insurance premiums	(16,358)	(18,658)
Digital services fees	(16,343)	(10,006)
Foreign banks fees	(6,679)	(5,660)
Others	(11,526)	(7,150)
Total	(227,029)	(218,640)
Net	295,996	268,257

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans	10,523	26
Maintenance, installation and sale of POS equipment	4,531	5,968
Services rendered to third parties	1,952	2,303
Participation in investments in associates	1,833	754
Income from ATM rentals	1,365	1,319
Other technical income from insurance operations	174	1,257
Others	17,075	12,399
Total other income	37,453	24,026
Other expenses
Commissions from insurance activities	(14,106)	(15,242)
Administrative and tax penalties	(4,692)	(3,229)
Expenses related to rental income	(4,671)	(1,550)
Sundry technical insurance expenses	(3,780)	(3,020)
Provision for sundry risk	(3,430)	(6,933)
Provision for accounts receivable	(2,397)	(2,947)
Donations	(1,112)	(1,037)
Others	(4,045)	(11,670)
Total other expenses	(38,233)	(45,628)

18. Result from insurance activities, before expenses

(a) This caption is comprised of the following:

	31.03.2025				31.03.2024
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	12,539	1,141	8,190	21,870	16,089	810	6,745	23,644
Change in Risk adjustment for non-financial risk	635	3,926	169	4,730	561	(59)	(367)	135
Insurance service expenses and expected claims incurred	15,985	72,057	22,936	110,978	17,167	70,046	16,922	104,135
Recovery of cash for insurance acquisition	1,190	185	3,177	4,552	1,177	103	2,108	3,388

Contracts measured under PAA:
Premiums assigned to the period	61,515	59,358	1,831	122,704	54,247	—	1,201	55,448
	91,864	136,667	36,303	264,834	89,241	70,900	26,609	186,750

Insurance service expenses -
Claims incurred expenses and other expenses	(24,404)	(253,759)	(33,675)	(311,838)	(23,662)	(203,933)	(31,476)	(259,071)
Onerous contract losses and loss reversion	(1,212)	1,423	629	840	5,094	(42,095)	(2,141)	(39,142)
Amortization of insurance acquisition cash flows	(40,741)	(185)	(3,177)	(44,103)	(26,808)	(103)	(2,108)	(29,019)
Changes to liabilities for incurred claims	(14,035)	119,740	16,508	122,213	(18,065)	120,578	15,628	118,141
	(80,392)	(132,781)	(19,715)	(232,888)	(63,441)	(125,553)	(20,097)	(209,091)
Insurance service results	11,472	3,886	16,588	31,946	25,800	(54,653)	6,512	(22,341)
Reinsurance income	(913)	(391)	(3,205)	(4,509)	(797)	(711)	(534)	(2,042)
Financial result of insurance operations (b)	—	(142,766)	(4,028)	(146,794)	—	(138,359)	(12,085)	(150,444)
Result from insurance activities (**)	10,559	(139,271)	9,355	(119,357)	25,003	(193,723)	(6,107)	(174,827)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/104,579,000 and S/91,497,000 as of March 31, 2025 and 2024, respectively. See also segment information in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	31.03.2025			31.03.2024
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	5,689	5,689	—	(4,774)	(4,774)
Interest credited	(142,671)	(10,498)	(153,169)	(138,446)	(7,753)	(146,199)
Changes in interest rate and other financial hypotheses	(95)	797	702	87	288	375
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	(16)	(16)	—	154	154
	(142,766)	(4,028)	(146,794)	(138,359)	(12,085)	(150,444)

Financial income from insurance contracts -
Interest credited	—	—	—	—	—	—
Effect of changes in interest rates and other financial hypotheses	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	—	—	—	—
	—	—	—	—	—	—
Result from insurance activities	(142,766)	(4,028)	(146,794)	(138,359)	(12,085)	(150,444)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2024
Balance as of January 1	114,480	114,480	90	114,480
Balance as of March 31, 2024	114,480	114,480		114,480
Net earnings attributable to IFS’s shareholders S/(000)				140,159
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				1.224
Period 2025
Balance as of January 1	113,288	113,288	90	113,288
Purchase of treasury stock	(1,257)	(1,257)	15	(204)
Balance as of March 31, 2025	112,031	112,031		113,084
Net earnings attributable to IFS’s shareholders S/(000)				443,563
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.922

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of March 31, 2025 and December 31, 2024 and for the three-month periods ended March 31, 2025 and 2024:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	303	819
Investments at fair value through other comprehensive income	71,719	72,906
Loans, net (b)	1,920,115	1,805,083
Accounts receivable	88,205	87,889
Other assets	10,338	11,454
Liabilities
Deposits and obligations	1,044,784	1,084,713
Other liabilities	447,312	224,391
Off-balance sheet accounts
Indirect loans (b)	68,707	59,399

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	32,590	29,730
Rental income	7,341	7,056
Interest and similar expenses	(7,475)	(9,336)
Administrative expenses	(9,937)	(7,819)
Others, net	19,887	17,540

(b) As of March 31, 2025 and December 31, 2024, the detail of loans is the following:

	31.03.2025			31.12.2024
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,305,405	15,462	1,320,867	1,502,218	3,409	1,505,627
Associates	614,710	53,245	667,955	302,865	55,990	358,855
	1,920,115	68,707	1,988,822	1,805,083	59,399	1,864,482

(c) As of March 31, 2025 and December 31, 2024, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of March 31, 2025 and December 31, 2024, direct loans to employees, directors and executives amounted to S/242,490,000 and S/235,235,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the three-month periods ended March 31, 2025 and 2024, is presented below:

	31.03.2025	31.03.2024
	S/(000)	S/(000)
Salaries	14,122	13,124
Board of Directors’ compensations	857	1,015
Total	14,979	14,139

(e) As of March 31, 2025 and December 2024, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/508,000 and S/2,364,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately in order to make decisions on the distribution of resources and performance assessment. The segments' performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

In the period 2024, the Group performed an assessment of the operating business segments, taking into consideration, among others, relevance criteria regarding revenues, income and the Group’s consolidated assets, and concluded that the segment Payments will no longer be an operating business segment and will be presented jointly with the rest of the Group’s Subsidiaries that are not part of an operating segment. This conclusion is aligned with the thresholds established by IFRS 8 “Operating Segments”, according to which said segment does not exceed the following limits:

- At the revenues level: Payments segment’s revenues do not represent 10 percent or more of the combined revenues of all operating segments.

- At the profit or loss level: Payments segment’s absolute amount of profit or loss is not equal or greater than 10 percent of the amount greater between: (i) the combined reported profit of all operating segments that did not report a loss, and (ii) the combined reported loss of all operating segments that reported a loss.

- At the assets level: Payments segment’s assets are not 10 per cent or more of the combined assets of all operating segments.

Accordingly, as of March 31, 2025 and December 31, 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the three-month periods ended March 31, 2025 and 2024:

	31.03.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,442,180	258,239	40,569	(11,422)	1,729,566
Interest and similar expenses	(497,912)	(49,506)	(23,825)	550	(570,693)
Net interest and similar income	944,268	208,733	16,744	(10,872)	1,158,873
Loss due to impairment of loans	(342,786)	—	(226)	—	(343,012)
(Loss) recovery due to impairment of financial investments	(674)	(58,974)	52	15	(59,581)
Net interest and similar income after impairment loss on loans	600,808	149,759	16,570	(10,857)	756,280
Fee income from financial services, net	212,906	(3,177)	45,975	40,292	295,996
Net gain (loss) on sale of financial investments	11,418	4,917	(2,302)	—	14,033
Other income	145,130	55,674	24,623	21,479	246,906
Result from insurance activities	—	(14,778)	—	—	(14,778)
Depreciation and amortization	(72,557)	(5,441)	(2,058)	(23,819)	(103,875)
Other expenses	(448,999)	(108,606)	(37,107)	(40,109)	(634,821)
Income (loss) before translation result and Income Tax	448,706	78,348	45,701	(13,014)	559,741
Exchange difference	(1,566)	14,057	357	(398)	12,450
Income Tax	(104,332)	—	(8,583)	(13,177)	(126,092)
Net profit (loss) for the period	342,808	92,405	37,475	(26,589)	446,099
Attributable to:
IFS’s shareholders	342,808	92,405	37,475	(29,125)	443,563
Non-controlling interest	—	—	—	2,536	2,536
	342,808	92,405	37,475	(26,589)	446,099

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.03.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	1,510,385	238,766	48,014	3,018	1,800,183
Interest and similar expenses	(596,170)	(42,322)	(27,553)	(986)	(667,031)
Net interest and similar income	914,215	196,444	20,461	2,032	1,133,152
Loss on loans, net of recoveries	(548,785)	—	(156)	—	(548,941)
(Loss) recovery due to impairment of financial investments	(26)	(38,925)	248	(45)	(38,748)
Net interest and similar income after impairment loss on loans	365,404	157,519	20,553	1,987	545,463
Fee income from financial services, net	175,841	(2,540)	38,345	56,611	268,257
Net gain (loss) on sale of financial investments	5,804	(12,404)	(501)	—	(7,101)
Other income	112,761	19,361	8,639	14,070	154,831
Result from insurance activities	—	(83,330)	—	—	(83,330)
Depreciation and amortization	(75,401)	(5,496)	(2,186)	(20,770)	(103,853)
Other expenses	(412,195)	(91,736)	(35,645)	(46,911)	(586,487)
Income (loss) before translation result and Income Tax	172,214	(18,626)	29,205	4,987	187,780
Exchange difference	(2,442)	(1,201)	(816)	(469)	(4,928)
Income Tax	(29,292)	—	(2,391)	(10,035)	(41,718)
Net profit (loss) for the period	140,480	(19,827)	25,998	(5,517)	141,134
Attributable to:
IFS’s shareholders	140,480	(19,827)	25,998	(6,492)	140,159
Non-controlling interest	—	—	—	975	975
	140,480	(19,827)	25,998	(5,517)	141,134

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	31.03.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	74,515	20,719	2,397	9,558	107,189
Total assets	74,033,479	16,322,590	4,450,764	737,831	95,544,664
Total liabilities	65,161,126	15,612,763	3,385,180	430,861	84,589,930

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the three-month period ended March 31, 2025, is S/2,684,212,000 in Peru and S/94,152,000 in Panama (for the quarter ended March 31, 2024, was S/2,538,526,000 in Peru and S/83,033,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of March 31, 2025 is S/91,218,839,000 in Peru and S/4,325,825,000 in Panama (for the year ended December 31, 2024, was S/91,323,869,000 in Peru and S/4,179,912,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2025 and December 31, 2024, are presented below.

	As of March 31, 2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,034,854	13,034,854
Inter-bank funds	—	—	—	215,028	215,028
Financial investments	1,825,451	20,536,614	538,955	3,909,660	26,810,680
Loans, net	—	—	—	49,319,779	49,319,779
Due from customers on acceptances	—	—	—	4,822	4,822
Other accounts receivable and other assets, net	119,754	—	—	1,200,474	1,320,228
Reinsurance contracts assets	—	—	—	57,223	57,223
	1,945,205	20,536,614	538,955	67,741,840	90,762,614
Financial liabilities
Deposits and obligations	—	—	—	53,341,173	53,341,173
Inter-bank funds	—	—	—	151,119	151,119
Due to banks and correspondents	—	—	—	6,903,414	6,903,414
Bonds, notes and other obligations	—	—	—	7,173,534	7,173,534
Due from customers on acceptances	—	—	—	4,822	4,822
Insurance and reinsurance contract liabilities	—	—	—	12,432,892	12,432,892
Other accounts payable, provisions and other liabilities	138,368	—	—	4,033,861	4,172,229
	138,368	—	—	84,040,815	84,179,183

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans’ expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2024 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2025 and December 31, 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2025
Derivatives, Note 8(b)	119,754	—	119,754	(34,654)	(28,261)	56,839
Total	119,754	—	119,754	(34,654)	(28,261)	56,839
As of December 31, 2024
Derivatives, Note 8(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2025 and December 31, 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2025
Derivatives, Note 8(b)	111,644	—	111,644	(34,654)	(22,265)	54,725
Total	111,644	—	111,644	(34,654)	(22,265)	54,725
As of December 31, 2024
Derivatives, Note 8(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2025, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.660 per US$1 bid and S/3.677 per US$1 ask (S/3.758 and S/3.770 as of December 31, 2024, respectively). As of March 31, 2025, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.668 per US$1 (S/3.764 as of December 31, 2024).

The table below presents the detail of the Group’s position:

	As of March 31, 2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,747,094	1,934,899	352,861	13,034,854
Inter-bank funds	—	215,028	—	215,028
Financial investments	7,431,659	19,339,257	39,764	26,810,680
Loans, net	14,133,175	35,178,446	8,158	49,319,779
Due from customers on acceptances	4,822	—	—	4,822
Other accounts receivable and other assets, net	360,462	959,668	98	1,320,228
Reinsurance contract assets	1,682	55,541	—	57,223
	32,678,894	57,682,839	400,881	90,762,614
Liabilities
Deposits and obligations	19,484,787	33,291,916	564,470	53,341,173
Inter-bank funds	—	151,119	—	151,119
Due to banks and correspondents	1,716,710	5,186,704	—	6,903,414
Bonds, notes and other obligations	6,318,962	854,572	—	7,173,534
Due from customers on acceptances	4,822	—	—	4,822
Insurance and reinsurance contract liabilities	3,872,097	8,560,795	—	12,432,892
Other accounts payable, provisions and other liabilities	1,936,889	2,233,840	1,500	4,172,229
	33,334,267	50,278,946	565,970	84,179,183
Forwards position, net	(1,860,071)	1,653,357	206,714	—
Currency swaps position, net	1,474,875	(1,474,875)	—	—
Cross currency swaps position, net	1,102,200	(1,102,200)	—	—
Options position, net	(441)	441	—	—
Monetary position, net	61,190	6,480,616	41,625	6,583,431

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

As of March 31, 2025, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$899,953,000, equivalent to S/3,301,028,000 (US$770,827,000, equivalent to S/2,901,393,000 as of December 31, 2024).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	293,720	523,415	1,008,316	1,825,451
Debt instruments measured at fair value through other comprehensive income	12,855,688	7,466,242	—	20,321,930
Equity instruments measured at fair value through other comprehensive income	488,093	14,181	36,681	538,955
Derivatives receivable	—	119,754	—	119,754
	13,637,501	8,123,592	1,044,997	22,806,090
Accrued interest				214,684
Total financial assets				23,020,774
Financial liabilities
Derivatives payable	—	111,644	—	111,644
Liabilities at fair value through profit or loss	26,724	—	—	26,724
Total financial liabilities	26,724	111,644	—	138,368

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				—
Total financial assets				22,755,841
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

(*) As of March 31, 2025 and December 31, 2024, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2025, there were transfers from Level 1 to Level 2. During 2024, there were transfers of certain financial instruments from Level 1 to Level 2, for an amount of S/7,995,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. Likewise, during 2025 and 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/63,974,000 and S/42,195,000, respectively. During 2025 and 2024, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Initial balance as of January 1	1,049,781	919,866
Purchases	45,225	81,369
Sales	(46,355)	(78,231)
(Loss) gain recognized on the interim consolidated statement of income	(3,654)	126,777
Ending balance	1,044,997	1,049,781

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of March 31, 2025					As of December 31, 2024
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	13,034,854	—	—	13,034,854	13,034,854	12,615,226	—	—	12,615,226	12,615,226
Inter-bank funds	—	215,028	—	215,028	215,028	—	220,060	—	220,060	220,060
Investments at amortized cost	3,752,675	134,087	—	3,886,762	3,909,660	3,775,935	98,658	—	3,874,593	3,898,198
Loans, net	—	48,835,613	—	48,835,613	49,319,779	—	48,333,964	—	48,333,964	49,229,448
Due from customers on acceptances	—	4,822	—	4,822	4,822	—	9,163	—	9,163	9,163
Other accounts receivable and other assets, net	—	1,200,474	—	1,200,474	1,200,474	—	1,588,600	—	1,588,600	1,588,600
Reinsurance contract assets	—	57,223	—	57,223	57,223	—	18,602	—	18,602	18,602
Total	16,787,529	50,447,247	—	67,234,776	67,741,840	16,391,161	50,269,047	—	66,660,208	67,579,297
Liabilities
Deposits and obligations	—	53,364,048	—	53,364,048	53,341,173	—	53,770,487	—	53,770,487	53,768,028
Inter-bank funds	—	151,119	—	151,119	151,119	—	—	—	—	—
Due to banks and correspondents	—	7,092,430	—	7,092,430	6,903,414	—	7,706,223	—	7,706,223	7,562,057
Bonds, notes and other obligations	6,278,495	891,888	—	7,170,383	7,173,534	5,163,150	838,662	—	6,001,812	6,075,433
Due from customers on acceptances	—	4,822	—	4,822	4,822	—	9,163	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	12,432,892	—	12,432,892	12,432,892	—	12,524,320	—	12,524,320	12,524,320
Other accounts payable and other liabilities	—	4,033,861	—	4,033,861	4,033,861	—	4,024,513	—	4,024,513	4,024,513
Total	6,278,495	77,971,060	—	84,249,555	84,040,815	5,163,150	78,873,368	—	84,036,518	83,963,514

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2025 and December 31, 2024, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements.

As of March 31, 2025 and December 31, 2024, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2025	31.12.2024
	S/(000)	S/(000)
Investment funds	19,135,503	19,534,337
Mutual funds	8,389,549	7,926,478
Total	27,525,052	27,460,815